Form 10-K, Exhibit 13
period 1996-12-31
GRAND CASINOS INC
filed 1997-03-31
CIK 878321

                              FINANCIAL HIGHLIGHTS


Certain of the following information has been derived from the Company's consolidated financial statements.

(Dollars and shares in thousands, except earnings per share data)

                                                               1996             1995      1994      1993      1992
------------------------------------------------------------------------------------------------------------------
Total revenues (owned & managed properties)              $1,057,284       $  776,913  $506,413  $268,264  $118,084
Net revenues                                             $  490,019       $  372,872  $285,774  $117,032  $  9,229
Operating cash flow (1)                                  $  142,946       $  140,214  $ 69,338  $ 37,562  $  3,473
Earnings from operations                                 $   97,408       $  116,315  $ 51,859  $ 29,328  $  3,170
Earnings (Loss) per share
 before extraordinary charge                                 ($2.43)(2)   $     1.98  $    .87  $    .71  $    .13
Total assets                                             $1,122,816       $1,128,108  $483,883  $426,644  $ 72,305
Long-term debt                                           $  511,742       $  459,070  $123,126  $118,561  $  8,650
Shareholders' equity                                     $  439,673       $  526,100  $276,861  $247,864  $ 55,156
Shares outstanding at year-end                               41,796           40,988    33,447    33,415    22,003
Casino space (square footage)(3)                            674,186          421,000   321,000   165,000    75,000


1. Earnings from operations before depreciation and amortization expense.
2. Earnings per share excluding the effect of Stratosphere are $1.16.
3. Includes managed and owned casinos.


                                TOTAL REVENUES
                                 [BAR GRAPH]

                                 NET REVENUES
                                 [BAR GRAPH]

                             OPERATING CASH FLOW
                                 [BAR GRAPH]

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

                      GRAND CASINOS, INC. AND SUBSIDIARIES

The following discussion contains trend information and other forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the Company's historical results of operations and those discussed in the forward-looking statements.

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and other financial information included elsewhere in this annual report.

The Company develops, constructs, and manages land-based and dockside casinos and related hotel and entertainment facilities in emerging and established gaming jurisdictions. Company revenues are derived from the Company's owned casinos, Grand Casino Biloxi, Grand Casino Gulfport, and Grand Casino Tunica, and from management fee income from Grand Casino Avoyelles, Grand Casino Coushatta, Grand Casino Hinckley, and Grand Casino Mille Lacs. The Company's management fee is equal to 40% of net distributable profits from Grand Casino Avoyelles, Grand Casino Coushatta, Grand Casino Hinckley, and Grand Casino Mille Lacs.

A comparison of results from year to year may not be meaningful due to the opening of new facilities during such years. The Company's growth strategy contemplates expanding existing operations and establishing additional gaming operations. The successful implementation of this growth strategy is contingent upon the satisfaction of various conditions and the occurrence of certain events, including obtaining governmental approvals, many of which are beyond the control of the Company.

RESULTS OF OPERATIONS

The Company's operating results for the fiscal year ended January 1, 1995 (fiscal year 1994), reflect four full quarters of management fee income for Grand Casino Hinckley and Grand Casino Mille Lacs, gaming operations for a full year for Grand Casino Gulfport, gaming operations for Grand Casino Biloxi since its opening on January 17, 1994, and management fee income for Grand Casino Avoyelles since its opening on June 3, 1994. Results of operations for the fiscal year ended December 31, 1995 (fiscal year 1995), reflect four full quarters of management fee income for Grand Casino Avoyelles, Grand Casino Hinckley, and Grand Casino Mille Lacs; gaming operations for a full year for Grand Casino Biloxi and Grand Casino Gulfport; and management fee income for Grand Casino Coushatta since its opening on January 16, 1995. Results of operations for the fiscal year ended December 29, 1996 (fiscal year 1996), reflect four full quarters of management fee income for Grand Casino Avoyelles, Grand Casino Coushatta, Grand Casino Hinckley, and Grand Casino Mille Lacs; gaming operations for a full year for Grand Casino Biloxi and Grand Casino Gulfport; and gaming operations for Grand Casino Tunica since its opening on June 24, 1996. Included in the accompanying consolidated financial statements are the results of Stratosphere Corporation from October 2, 1994, to December 20, 1995, on a consolidated basis and on an equity method of accounting from January 3, 1994, to October 1, 1994, and from December 21, 1995, to December 29, 1996.

---FISCAL YEAR 1996 COMPARED WITH FISCAL YEAR 1995

OVERVIEW

The Company's earnings (loss) before extraordinary charge decreased to a loss of $(101.0) million, or a loss of $(2.43) per weighted average common shares outstanding, for fiscal year 1996 compared with $70.1 million, or $1.98 per weighted average common shares outstanding, for fiscal year 1995. The fiscal year 1996 net loss includes a charge related to the Company's investment in Stratosphere Corporation (Stratosphere) in the approximate amount of $149.4 million, or $3.59 per weighted average common shares outstanding. The additional decrease in net earnings is primarily related to amortization of preopening expenses in the amount of $7.5 million and net of tax charges for corporate reorganization and project write-downs of $8.4 million.

The combined occupancy of guest rooms for Company-owned properties for fiscal year 1996 (including occupancy on a complimentary basis) was 96%, with a combined average rate of approximately $73. The combined occupancy of guest rooms for Company-owned properties for fiscal year 1995 (including occupancy on a complimentary basis) was 86%, with a combined average rate of approximately $72.

The Company incurred an extraordinary charge of $17.1 million, or $.49 per weighted average common shares outstanding, for fiscal year 1995 due to the early retirement of long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      GRAND CASINOS, INC. AND SUBSIDIARIES

REVENUES

During fiscal year 1996, revenues increased $117.1 million to $490.0 million. The increase was primarily attributable to revenues generated by Grand Casino Tunica, which opened on June 24, 1996, in the amount of $64.5 million; revenues in excess of 1995 amounts for the combined results of Grand Casino Biloxi and Grand Casino Gulfport in the amount of $43.0 million; and combined management fee income earned in the amount of $8.7 million. The Mississippi Gulf Coast gaming market has become increasingly competitive and, as such, Grand Casino Biloxi and Grand Casino Gulfport will compete for their respective share of the Mississippi Gulf Coast gaming market. Currently, the Company believes that Grand Casino Biloxi and Grand Casino Gulfport earn a disproportionate share of the Mississippi Gulf Coast gaming market. The Company believes that this trend will continue because of the Company's strategy at the time it entered the Mississippi market was to build premier properties and amenities for long-term shareholder value. However, as the market matures and more well-capitalized competitors enter the market, the Company's share of the market may decline. Grand Casino Tunica's gaming revenue for the period of time since its opening has been below the Company's expectations.

The Company's long-term plan was, and continues to be, to develop Grand Casino Tunica into a destination resort with the development of hotels and other amenities. The Company believes that the opening of a 600-room hotel in March 1997 and other amenities scheduled to open in 1997 should improve Grand Casino Tunica's performance. However, there can be no assurance that results will improve as such additional amenities are added since the market has been, and is expected to continue to be, very competitive.

Combined management fee income from Grand Casino Mille Lacs and Grand Casino Hinckley increased $5.9 million, or 27% compared with the prior year, in spite of additional competition in Minnesota and western Wisconsin. Combined management fee income from Grand Casino Avoyelles and Grand Casino Coushatta was $47.2 million in fiscal year 1996 compared with $45.8 million in fiscal year 1995. Management expects the Louisiana, Minnesota, and western Wisconsin markets to remain highly competitive.

COST AND EXPENSES

Costs and expenses during fiscal year 1996 increased $136.1 million to $392.6 million. The increase in costs and expenses is primarily attributable to increased volume in business at the Company's Mississippi Gulf Coast properties in the amount of $44.6 million, costs and expenses related to the opening of Grand Casino Tunica, in the approximate amount of $78.0 million (including preopening expense amortization of $11.6 million), and expenses related to corporate reorganization and project write-downs of $13.6 million during fiscal year 1996 compared with none in fiscal year 1995. The main components of the increases in costs and expenses are as follows.

Casino expenses increased $44.1 million to $126.1 million for fiscal year 1995, compared with $82.0 million for fiscal year 1995. Grand Casino Tunica accounted for $25.2 million of the casino expense increase as a result of opening during 1996, with the balance from Grand Casino Biloxi and Grand Casino Gulfport. The increase in food and beverage expenses of $7 million in fiscal year 1996 over fiscal year 1995 is primarily attributable to the opening of Grand Casino Tunica. Depreciation and amortization expense in fiscal year 1996 increased $21.6 million over fiscal year 1995, primarily due to depreciation of assets for Grand Casino Tunica ($7.8 million), amortization of preopening expenses related to Grand Casino Tunica in the amount of $11.6 million, and additional depreciation for fiscal year 1996 related to assets for the Grand Casino Gulfport Hotel, which opened in October 1995.

Selling, general, and administrative expenses in fiscal year 1996 increased $54.0 million over fiscal year 1995. Included in selling, general, and administrative expenses for fiscal year 1996 are expenses related to the opening of Grand Casino Tunica in the amount of $24.5 million, increases in marketing expenses in the amount of $8.4 million for Grand Casino Biloxi and Grand Casino Gulfport as a result of air charter programs and additional programs, increases in indirect expenses for Grand Casino Biloxi and Grand Casino Gulfport in the amount of $9.9 million, and expenses in fiscal year 1996 related to corporate reorganization and project write-downs of $13.6 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      GRAND CASINOS, INC. AND SUBSIDIARIES

OTHER

Interest income increased by $1.1 million to $17.1 million for fiscal year 1996, compared with $16.0 million for fiscal year 1995. The increase is attributable to interest income earned on cash and cash equivalents the Company raised in the First Mortgage Note offering in November 1995 net of $6.2 million of interest income included in fiscal year 1995 as a result of consolidating Stratosphere for the period January 2, 1995, to December 20, 1995. In addition, the Company incurred a one-time pretax write-down of its investment in Stratosphere and the Company's share of Stratosphere's losses during fiscal year 1996 of $161.8 million.

CASH FLOW, WORKING CAPITAL, AND CAPITAL EXPENDITURES

Net cash provided by operating activities (as shown in the Consolidated Statements of Cash Flows) totaled $121.4 million in fiscal year 1996 compared with $114.1 million in fiscal year 1995 and $50.3 million in fiscal year 1994. The increase in fiscal year 1996 is primarily attributable to the opening of Grand Casino Tunica, and additional management fee income as previously noted. The Company's working capital decreased $218.1 million in fiscal year 1996 to $93.8 million, primarily due to a decrease in cash and cash equivalents of $187.5 million during fiscal year 1996, as a result of construction expenditures for Grand Casino Biloxi and Grand Casino Tunica and an advance to Stratosphere of $50.0 million pursuant to the completion guarantee. Capital expenditures totaled $308.5 million, $186.0 million, and $89.3 million in fiscal years 1996, 1995, and 1994, respectively. The significant capital expenditures in fiscal year 1996 included construction activities at Grand Casino Tunica and construction of additional amenities at Grand Casino Biloxi and Grand Casino Gulfport in the amount of $268.5 million, $27.9 million, and $12.1 million, respectively.

LONG-TERM DEBT, CAPITAL LEASE OBLIGATIONS, AND INTEREST EXPENSE

Long-term debt and capital lease obligations at December 29, 1996, totaled $511.7 million, or 53% of the Company's total capital. The Company secured $120 million in capital lease financing for the Grand Casino Tunica project. As of December 29, 1996, $74.9 million had been advanced under this capital lease facility with the balance expected to be advanced during 1997.

Interest expense for fiscal year 1996, net of capitalized interest, was $32.8 million, or an increase of $6.6 million from fiscal year 1995. The $6.6-million increase is due primarily to the effect of interest expense relating to the $450 million of First Mortgage Notes outstanding for the entire year and the advances under the capital lease financing net of capitalized interest. Management believes the Company will generate sufficient cash flow from operations to fund debt service on the First Mortgage Notes and the capital lease financing.

SHAREHOLDERS' EQUITY

Shareholders' equity decreased $86.4 million during fiscal year 1996 principally as a result of fiscal year 1996 net loss of $101.0 million, as previously noted, netted with an increase of $15.3 million due to the issuance of common stock on options exercised, warrants exercised, and other.

---FISCAL YEAR 1995 COMPARED WITH FISCAL YEAR 1994

OVERVIEW

The Company's earnings before extraordinary charge increased to $70.1 million, or $1.98 per weighted average common shares outstanding, for fiscal year 1995 compared with $29.0 million, or $.87 per weighted average common shares outstanding, for fiscal year 1994. The fiscal year 1995 earnings per common share before extraordinary charge increased approximately 128% compared with fiscal year 1994. The increase was principally due to combined net revenues and operating income increases at Grand Casino Biloxi and Grand Casino Gulfport of 16% and 48%, respectively, during fiscal year 1995 compared with fiscal year 1994 and an increase in management fee income of 197%. Management fee income from managed Louisiana properties contributed 159% of the increase. During fiscal year 1995, the Grand Casino Biloxi Hotel and Grand Casino Gulfport Hotel were opened in April and October, respectively. The combined occupancy of guest rooms for the period (including occupancy on a complimentary basis) was 86%, with a combined average rate of approximately $72.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      GRAND CASINOS, INC. AND SUBSIDIARIES

The Company incurred an extraordinary charge of $17.1 million, or $.49 per weighted average common shares outstanding, for fiscal year 1995 due to the early retirement of long-term debt.

REVENUES

During fiscal year 1995, net revenues increased $87.1 million to $372.9 million. The increase was primarily attributable to revenues in excess of 1994 amounts for the combined results of Grand Casino Biloxi and Grand Casino Gulfport and combined management fee income earned from Louisiana properties in the amount of $42.4 million and $36.5 million, respectively. The Mississippi Gulf Coast gaming market has become increasingly competitive and, as such, Grand Casino Biloxi and Grand Casino Gulfport will compete for their respective share of the Mississippi Gulf Coast gaming market. Currently, the Company believes Grand Casino Biloxi and Grand Casino Gulfport earn a disproportionate share of the Mississippi Gulf Coast gaming market. The Company believes that this trend will continue because premier properties and amenities were designed to enhance long-term shareholder value. However, as the market matures and more well-capitalized competitors enter the market, the Company's share of the market may decline.

Revenues from Grand Casino Biloxi and Grand Casino Gulfport in fiscal year 1995 were principally composed of casino and food and beverage, with casino and food and beverage revenues representing 73% and 9% of total net revenues, respectively, compared with 84% and 11% of total net revenues in fiscal year 1994.

Combined management fee income from Grand Casino Mille Lacs and Grand Casino Hinckley increased $9 million, or 65% compared with the prior year, in spite of additional competition in Minnesota and western Wisconsin. Combined management fee income from Grand Casino Avoyelles and Grand Casino Coushatta was $45.8 million in fiscal year 1995 compared with $9.3 million in fiscal year 1994. Management expects the Louisiana, Minnesota, and western Wisconsin markets to remain highly competitive.

COSTS AND EXPENSES

Costs and expenses during fiscal year 1995 increased $22.7 million to $256.6 million. The increase is primarily attributable to an increased volume of business in fiscal year 1995 compared with fiscal year 1994. The main components of the increases in costs and expenses are as follows.

Depreciation and amortization expense in fiscal year 1995 increased $6.4 million over fiscal year 1994, primarily due to depreciation of assets for the Grand Casino Biloxi Hotel and Grand Casino Gulfport Hotel and the entertainment barge at Grand Casino Gulfport ($2.8 million) and amortization of debt issuance costs in the amount of $1.5 million for Stratosphere, which was included in the consolidated financial statements through December 20, 1995. In December 1995, the Company converted to the equity method of accounting for its investment in Stratosphere. In addition, amortization expense increased $1.5 million related to amortization of casino development costs in the amount of $1.0 million for Grand Casino Coushatta and amortization of debt issuance costs related to a credit agreement with First Interstate Bank of Nevada, N.A. (which was paid off in November 1995) in the amount of $0.5 million.

In addition, as the Company has added new amenities in fiscal year 1995, it has incurred additional costs and expenses for hotel guest rooms and entertainment facilities in the amount of $3.6 million and $5.1 million, respectively.

Selling, general, and administrative expenses in fiscal year 1995 increased $7.4 million over fiscal year 1994. Included in selling, general, and administrative expenses for fiscal year 1995 are advertising and promotional expenses of $26.2 million compared with $25.2 million in fiscal year 1994. The remaining increase of $6.4 million in fiscal year 1995 over fiscal year 1994 is due to increased expenses at Grand Casino Biloxi and Grand Casino Gulfport related to the increase in revenues in fiscal year 1995 over fiscal year 1994 and corporate overhead costs, including payroll and related costs, as the Company expanded its management team to oversee new and anticipated projects.

OTHER

Interest income increased by $8.5 million to $16.0 million for fiscal year 1995, compared with $7.5 million for fiscal year 1994. This increase is attributable to interest earned on additional advances to Indian tribes as well as $6.2 million of interest income on funds raised to construct Stratosphere.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      GRAND CASINOS, INC. AND SUBSIDIARIES

LONG-TERM DEBT AND INTEREST EXPENSE

Long-term debt at December 31, 1995, totaled $459.1 million, or 47% of the Company's total capital. The Company issued $450 million of 10.125% First Mortgage Notes in November 1995.

The First Mortgage Notes are secured by substantially all the assets of Grand Casino Biloxi and Grand Casino Gulfport, Grand Casino Tunica assets included in Phase I development, capital stock owned by the Company in Stratosphere, and certain existing Indian-owned notes receivable due the Company.

The net proceeds after the early redemption of long-term debt outstanding prior to the issuance of the 10.125% First Mortgage Notes are expected to be used for the construction of Grand Casino Tunica and additional hotel rooms and entertainment and gaming-related amenities at Grand Casino Biloxi and Grand Casino Gulfport. Interest expense for fiscal year 1995, net of capitalized interest, was $26.2 million, or an increase of $12.1 million from fiscal year 1994. The $12.1-million increase is due primarily to the effect of interest expense in the amount of $10.1 million on Stratosphere's First Mortgage Notes recognized when the results of Stratosphere were included in the consolidated financial statements.

SHAREHOLDERS' EQUITY

Shareholders' equity increased $249.2 million during fiscal year 1995 principally as a result of fiscal year 1995 net earnings of $53.0 million and the issuance of common stock to complete the merger of Gaming Corporation of America and Grand Gaming Corp. on November 30, 1995, in the amount of $165.5 million. In addition, shareholders' equity increased $23 million related to the Company's gain on common stock issued by Stratosphere.

----
SEASONALITY

Management believes that the operations of all casinos owned or managed by the Company are affected by seasonal factors, including holidays, weather, and travel conditions.

REGULATION AND TAXES

The Company is subject to extensive regulation by state gaming authorities. The Company will also be subject to regulation, which may or may not be similar to current state regulations, by the appropriate authorities in any other jurisdiction where it may conduct gaming activities in the future. Changes in applicable laws or regulations could have an adverse effect on the Company.

The gaming industry represents a significant source of tax revenues. From time to time, various federal legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. It is not possible to determine with certainty the likelihood of possible changes in tax law or in the administration of such law. Such changes, if adopted, could have a material adverse effect on the Company's financial results.

CAPITAL RESOURCES, CAPITAL SPENDING, AND LIQUIDITY

At December 29, 1996, the Company had $147.3 million in cash and cash equivalents, including $67.1 million planned to be used to develop and construct additional hotel rooms and entertainment and gaming-related amenities at Grand Casino Biloxi and Grand Casino Gulfport.

During fiscal years 1996, 1995, and 1994 the Company's capital expenditures totaled $308.5 million, $186.0 million, and $89.3 million, respectively. Included in fiscal year 1996, capital expenditures were $268.5 million related to construction of Grand Casino Tunica and other gaming-related amenities at Grand Casino Tunica and $27.9 million of construction expenditures at Grand Casino Biloxi related to additional hotel rooms and gaming-related amenities currently under construction. The remaining capital expenditures of $12.1 million during fiscal 1996 primarily reflect various enhancement projects and maintenance capital spending at Grand Casino Gulfport.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                      GRAND CASINOS, INC. AND SUBSIDIARIES

Based on current project needs, the Company's level of capital expenditures during 1997 will be approximately $200 million to $205 million. The Company believes in developing first-class facilities in order to maximize long-term shareholder value. The primary construction projects scheduled at Grand Casino Tunica include a 600-room hotel (scheduled to open March 1997), RV park (scheduled to open Fall 1997), convention center (scheduled to open Fall 1997), and golf course (scheduled to open Spring 1998). The capital expenditures for Grand Casino Tunica are anticipated to be approximately $95.0 million and are planned to be funded through cash and cash equivalents and approximately $45.1 million in capital lease financing in place at December 29, 1996.

In addition, during fiscal year 1997, the Company expects capital expenditures to approximate $70 million related to construction of additional hotel rooms and entertainment and gaming-related amenities at Grand Casino Biloxi. Lastly, capital expenditures forecasted for fiscal year 1997 for Grand Casino Gulfport are $18.5 million related to design of additional hotel rooms and entertainment and gaming-related amenities at Grand Casino Gulfport (including acquisition of land). The Company expects to fund the capital expenditures for Grand Casino Biloxi and Grand Casino Gulfport through internally generated cash.

At December 29, 1996, the Company's long-term debt included 10.125% First Mortgage Notes due in 2003 in the amount of $450.0 million and capital lease financing of $72.1 million under a total lease financing agreement of $120.0 million due in 2001. The First Mortgage Notes are redeemable on December 1, 1999, or thereafter based on a stated premium that declines ratably to par value.

At December 29, 1996, the Company's ownership in Stratosphere was approximately 42% and the Company had advanced Stratosphere $50 million pursuant to a completion guarantee agreement. As of year-end 1996, the Company's advances and investment have been fully written down or reserved. In connection with the closing of the Stratosphere's First Mortgage Notes in 1995, the Company delivered a Standby Equity Commitment pursuant to which the Company may, under the terms and conditions described in the Standby Equity Commitment, be obligated to purchase up to $20 million of additional equity in Stratosphere during each of the first three years (up to $60 million in total) Stratosphere is operating to the extent Stratosphere's consolidated cash flow did not reach $50 million in each of such years. As a result of Stratosphere's Chapter 11 filing and the application of federal bankruptcy laws, the continued enforceability of the Standby Equity Commitment is in question. In all events, if Stratosphere's restructuring plan is approved and implemented, the Standby Equity Commitment would be canceled.

Pursuant to the Company's covenants related to the 10.125% First Mortgage Notes and to provide funds for the growth of the Company, no cash dividends are expected to be paid on common shares in the foreseeable future. While the Company believes that it has capital resources, through its existing bank arrangements, debt markets, and its operating cash flows, to meet all of its existing cash obligations and fund its commitments on the projects enumerated above, there can be no assurance that the Company will have available the financial resources if it is so called upon.

PRIVATE SECURITIES LITIGATION REFORM ACT

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contains statements that are forward-looking, such as statements relating to the Company's potential participation in the Stratosphere proposed reorganization, plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition.

Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), pending litigation, domestic or global economic conditions, changes in federal or state tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions). For further information regarding certain risks and uncertainties, see the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 1996.

                         CONSOLIDATED  BALANCE SHEETS
                   DECEMBER 29, 1996 AND  DECEMBER 31, 1995
                                 IN THOUSANDS

                      GRAND CASINOS, INC. AND SUBSIDIARIES

                                                                                     1996        1995
-----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                   $  147,254  $  334,772
   Current installments of notes receivable                                         7,792      13,750
   Accounts receivable                                                             13,463      10,864
   Deferred income taxes                                                            9,910       6,747
   Other current assets                                                            15,335      13,736
-----------------------------------------------------------------------------------------------------
Total Current Assets                                                              193,754     379,869
-----------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT -- NET                                                     821,827     542,838
-----------------------------------------------------------------------------------------------------
OTHER ASSETS:
   Cash and cash equivalents--restricted                                           10,276       6,902
   Securities available for sale                                                   23,603      14,200
   Notes receivable--less current installments                                     30,772      43,594
   Investments in and notes from unconsolidated affiliates                          8,823     109,413
   Debt issuance and deferred licensing costs--net                                 22,851      20,582
   Other long-term assets                                                          10,910      10,710
-----------------------------------------------------------------------------------------------------
Total Other Assets                                                                107,235     205,401
-----------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                   $1,122,816  $1,128,108
=====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable--trade and construction                                    $   20,002  $   18,769
   Current installments of long-term debt                                           4,101       7,459
   Current installments of capital lease obligations                               15,358       4,103
   Accrued interest                                                                 5,486       4,030
   Accrued payroll and related expenses                                            23,418      17,157
   Other accrued expenses                                                          31,542      16,314
-----------------------------------------------------------------------------------------------------
Total Current Liabilities                                                          99,907      67,832
-----------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
   Long-term debt--less current installments                                      455,002     459,070
   Capital lease obligations--less current installments                            56,740           -
   Deferred income taxes                                                           71,494      75,106
Total Long-term Liabilities                                                       583,236     534,176
-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                 683,143     602,008
-----------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 8, 10, and 14)
SHAREHOLDERS' EQUITY:
   Capital stock--$.01 par value; 100,000 shares authorized;
      common stock issued and outstanding 41,796 and 40,988
      at December 29, 1996, and December 31, 1995, respectively                       418         410
   Additional paid-in capital                                                     412,576     397,298
   Net unrealized gains on securities available for sale                            1,358       2,102
   Retained earnings                                                               25,321     126,290
-----------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                        439,673     526,100
-----------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $1,122,816  $1,128,108
=====================================================================================================


See accompaning notes to consolidated financial statements.

                    CONSOLIDATED STATEMENTS OF EARNINGS
                    FISCAL YEARS ENDED DECEMBER 29, 1996,
                    DECEMBER 31, 1995, AND JANUARY 1, 1995
              IN THOUSANDS EXCEPT EARNINGS(LOSS) PER SHARE DATA

                      GRAND CASINOS, INC. AND SUBSIDIARIES



                                                                       1996                  1995           1994
----------------------------------------------------------------------------------------------------------------

REVENUES:
   Casino                                                          $361,844              $270,683       $239,570
   Hotel                                                             25,017                10,908              -
   Food and beverage                                                 47,650                33,640         32,408
   Management fee income                                             77,198                68,474         23,041
   Retail and other income                                           11,133                 8,022          4,858
----------------------------------------------------------------------------------------------------------------
   Gross Revenues                                                   522,842               391,727        299,877
   Less: Promotional allowances                                     (32,823)              (18,855)       (14,103)
----------------------------------------------------------------------------------------------------------------
   Net Revenues                                                     490,019               372,872        285,774
----------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES:
   Casino                                                           126,132                82,003         79,324
   Hotel                                                              6,203                 3,593              -
   Food and beverage                                                 26,436                19,486         19,735
   Other operating expenses                                          11,971                 8,394          3,286
   Depreciation and amortization                                     45,538                23,899         17,479
   Lease expense                                                     17,713                14,574         16,903
   Selling, general, and administrative                             158,618               104,608         97,188
----------------------------------------------------------------------------------------------------------------
   Total Costs and Expenses                                         392,611               256,557        233,915
----------------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                                             97,408               116,315         51,859
----------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
   Interest income                                                   17,055                15,984          7,527
   Interest expense                                                 (32,767)              (26,187)       (14,140)
   Other income                                                          28                 4,781            265
   Project write-downs                                             (164,947)                 (408)          (985)
----------------------------------------------------------------------------------------------------------------
   Total Other Expense-Net                                         (180,631)               (5,830)        (7,333)
----------------------------------------------------------------------------------------------------------------
 Earnings (loss) before income taxes, minority
   interest, and extraordinary charge                               (83,223)              110,485         44,526
 Provision for income taxes                                          17,746                42,974         15,700
----------------------------------------------------------------------------------------------------------------
Earnings (loss) before minority interest and
   extraordinary charge                                            (100,969)               67,511         28,826
 Minority interest                                                        -                 2,594            151
----------------------------------------------------------------------------------------------------------------
 Earnings (loss) before extraordinary charge                       (100,969)               70,105         28,977
 Extraordinary charge-net of income taxes                                 -               (17,097)             -
----------------------------------------------------------------------------------------------------------------
 NET EARNINGS (LOSS)                                              ($100,969)              $53,008        $28,977
----------------------------------------------------------------------------------------------------------------
 Earnings (loss) per common share-before
    extraordinary charge                                             ($2.43)                $1.98          $0.87
 Loss per common share-extraordinary charge                               -                 (0.49)             -
----------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) PER COMMON SHARE                                     ($2.43)                $1.49          $0.87
================================================================================================================
 WEIGHTED AVERAGE COMMON SHARES AND
   COMMON STOCK EQUIVALENTS OUTSTANDING                              41,578                35,476         33,437
================================================================================================================

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 FISCAL YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995
                                 IN THOUSANDS


                      GRAND CASINOS, INC. AND SUBSIDIARIES


                                                                                          NET UNREALIZED
                                                                                       GAINS ON  SECURITIES
                                             COMMON STOCK                 ADDITIONAL    RETAINED   AVAILABLE
                                                SHARES      DOLLARS  PAID-IN CAPITAL    EARNINGS    FOR SALE
TOTAL
-------------------------------------------------------------------------------------------------------------
Balance, January 2, 1994                   33,415    $334   $226,175         $21,355     $    -      $247,864
  Issuance of stock on
    options exercised--net                     32       -        162               -          -           162
  Stock offering costs                          -       -       (166)              -          -          (166)
  Issuance of stock on
    warrants exercised--net                     -       -         24               -          -            24

  Net earnings                                  -       -          -          28,977          -        28,977
-------------------------------------------------------------------------------------------------------------

Balance, January 1, 1995                   33,447     334    226,195          50,332          -       276,861
  Issuance of stock on
    options exercised--net                    238       2      1,613               -          -         1,615
  Tax benefit on basis differences
    associated with extinguishment
    of long-term debt                           -       -      4,100               -          -         4,100
  Gain on exercise of Stratosphere
    warrants and public stock offering--
    net of income taxes                         -       -          -          22,950          -        22,950

  Unrealized loss on securities available
    for sale--net of income taxes               -       -          -               -      2,102         2,102
  Stock issued upon mergers                 7,303      74    165,390               -          -       165,464
  Net earnings                                  -       -          -          53,008          -        53,008
-------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995                 40,988     410    397,298         126,290      2,102       526,100
  Issuance of stock on
    options exercised--net                    411       4      4,568               -          -         4,572
  Issuance of stock on warrants
    exercised and other--net                  397       4     10,710               -          -        10,714
  Unrealized loss on securities available
    for sale--net of income taxes               -       -          -               -       (744)         (744)
  Net loss                                      -       -          -        (100,969)         -      (100,969)
-------------------------------------------------------------------------------------------------------------

Balance, December 29, 1996                 41,796    $418   $412,576         $25,321     $1,358      $439,673
=============================================================================================================

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
   FISCAL YEARS ENDED DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995
                                  IN THOUSANDS

                      GRAND CASINOS, INC. AND SUBSIDIARIES




                                                                                       1996             1995         1994
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Earnings (loss) before extraordinary charge                                     ($100,969)    $    70,105      $  28,977
 Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
       Depreciation and amortization                                                42,748          20,359         16,624
       Amortization of original issue discount and debt issuance costs               2,790           6,035          2,126
       Gain on sale of investment                                                        -          (4,781)          (265)
       Project write-downs                                                         164,947             408            985
       Deferred income taxes                                                        (6,775)          5,900          4,700
       Minority interest                                                                 -          (2,594)           (18)
       Changes in operating assets and liabilities:
            Current assets                                                          (9,113)         (2,594)       (12,649)
            Accounts payable                                                         1,281           8,258         (1,576)
            Accrued expenses                                                        26,492          12,974         11,385
-------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                          121,401         114,070         50,289
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Increase in notes receivable                                                           -         (28,530)       (63,867)
    Proceeds from repayment of notes receivable                                     15,981          18,381         20,957
    Investment in and notes receivable from unconsolidated affiliates              (60,244)        (13,319)       (28,703)
    Cash acquired upon mergers                                                           -          14,642              -
    Decrease in cash due to deconsolidation of Stratosphere Corporation                  -        (107,184)             -
    Payments for property and equipment                                           (308,537)       (185,964)       (89,335)
    Proceeds from sale of investment                                                     -           3,881            265
    Purchases of securities available for sale                                     (12,330)              -              -
    Increase in cash and cash equivalents--restricted and other                     (3,374)       (120,887)             -
    Costs paid related to mergers                                                        -          (3,134)             -
(Increase) decrease in other long-term assets                                      (11,823)           (275)        10,336
-------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                             (380,327)       (422,389)      (150,347)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in accounts payable--construction                                  -          16,277        (21,139)
  Proceeds from issuance of common stock--net                                       15,286           1,615             20
  Proceeds from Stratosphere Corporation warrants exercised and
       public offering                                                                   -         113,604              -
  Debt issuance costs and deferred financing costs                                  (4,421)        (28,357)        (3,686)
  Proceeds from issuance of long-term debt                                          74,912         688,101          2,190
  Payments on long-term debt and capital lease obligations                         (14,369)       (177,946)        (5,593)
-------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Financing Activities                                 71,408         613,294        (28,208)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                              (187,518)        304,975       (128,266)
Cash and cash equivalents--beginning of year                                       334,772          29,797        158,063
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents--end of year                                           $ 147,254     $   334,772      $  29,797
=========================================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
       Interest (net of capitalized interest of $16,065, $19,480, and $3,652
       in fiscal years 1996, 1995, and 1994, respectively)                       $  31,310     $    19,113      $  14,207
       Income taxes                                                              $  17,042     $    29,792      $  11,908
  Noncash investing and financing activities:
       Capital lease obligations entered into for property and equipment         $       -     $         -      $   7,734

       Notes issued in exchange for property and casino development costs        $       -     $     2,875      $   6,190
       Increase in noncash assets through stock issued for merger                $       -     $   150,852      $       -
       Increase (decrease) in various accounts upon consolidating and deconsolidating Stratosphere Corporation:
            Property and equipment                                               $       -       ($163,691)     $  27,962
            Cash and cash equivalents--restricted (other asset)                  $       -       ($118,366)     $   3,259
            Debt issuance costs                                                  $       -        ($13,604)     $     473
            Notes receivable--netted against note payable                        $       -     $         -      $  21,817
            Minority interest                                                    $       -        ($18,703)     $  18,721
            Other long-term assets                                               $       -        ($15,007)     $  12,556
            Accounts payable--trade and current liabilities                      $       -        ($21,928)     $   1,558
            Long-term debt                                                       $       -       ($203,000)     $       -


See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995

                      GRAND CASINOS, INC. AND SUBSIDIARIES

NOTE 1, NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Grand Casinos, Inc. and Subsidiaries, collectively the Company, develop, construct, and manage land-based and dockside casinos and related hotel and entertainment facilities primarily in emerging gaming jurisdictions. The Company owns and operates two dockside casinos on the Mississippi Gulf Coast and one dockside casino in Tunica County, Mississippi (which opened on June 24, 1996), and manages two Indian-owned casinos in Minnesota and two Indian-owned casinos in Louisiana. It is also an owner of approximately 42% of Stratosphere Corporation (Stratosphere), which opened the Stratosphere project in Las Vegas, Nevada, on April 29, 1996.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Ultimate results could differ from those estimates.

FISCAL YEAR-END

The Company has adopted a 52- or 53-week accounting period ending on the Sunday closest to December 31 of each year.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Grand Casinos, Inc. and its wholly-owned and majority-owned subsidiaries. The accompanying consolidated financial statements include the accounts of Stratosphere from October 2, 1994, the date on which the Company first owned over 50% of the voting stock of Stratosphere, to December 20, 1995, the date on which the Company again owned less than 50% of the voting stock of Stratosphere. Investments in unconsolidated subsidiaries representing between 20% and 50% of voting stock are accounted for on the equity method. All material intercompany balances and transactions have been eliminated in consolidation.

REVENUES AND EXPENSES

The Company recognizes revenues from its owned and operated casinos in accordance with industry practice. Casino revenue is the net win from gaming activities (the difference between gaming wins and losses). Casino revenues are net of accruals for anticipated payouts of progressive and certain other slot machine jackpots. Revenues include the retail value of rooms, food and beverage, and other items that are provided to customers on a complimentary basis. A corresponding amount is deducted as promotional allowances. The estimated costs of providing such complimentaries, which are classified as casino expenses on the accompanying statements of earnings, are as follows (in thousands):

                                        1996     1995    1994
                  -------------------------------------------
                  Food and Beverage  $20,748  $11,919  $8,914
                  Hotel                1,360      781       -
                  Other                5,804    3,334   3,078
                  -------------------------------------------


Revenue from the management of Indian-owned casino gaming facilities is recognized when earned according to the terms of the management contracts.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995


                      GRAND CASINOS, INC. AND SUBSIDIARIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand and in banks, interest-bearing deposits, and money market funds and other instruments with original maturities of three months or less. Included in cash and cash equivalents at December 29, 1996, is approximately $67.1 million, which the Company intends to use to develop and open additional hotel rooms and entertainment and gaming-related amenities at Grand Casino Biloxi and Grand Casino Gulfport.

Restricted cash and cash equivalents consist primarily of funds restricted for workers' compensation benefits.

INVENTORIES

Inventories consisting primarily of food and beverage, retail, and operating supplies are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

PREOPENING EXPENSES
Expenses incurred prior to opening of Company-owned facilities are capitalized and amortized to expense using the straight-line method over the six months following the opening of the respective facilities. These costs include direct payroll and other operating costs incurred prior to commencement of operations.

Depreciation and amortization for the fiscal years ended December 29, 1996
(1996), December 31, 1995 (1995), and January 1, 1995 (1994), include approximately $11.9 million, $1.4 million, and $3.6 million of preopening amortization expense, respectively. As of December 29, 1996, and December 31, 1995, preopening expenses included in other current assets are $0.5 million and $0.3 million, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost, except in the case of capitalized lease assets, which are stated at the lower of the present value of the future minimum lease payments or fair market value at the inception of the lease. Expenditures for additions, renewals, and improvements are capitalized. Costs of repairs and maintenance are expensed when incurred. Leasehold acquisition costs are amortized over the shorter of their estimated useful lives or the term of the respective leases once the assets are placed in service.

Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

                Building and Leasehold Improvements  30-40 years
                Leasehold Acquisition Costs             30 years
                Furniture and Equipment               3-15 years
                Land Improvements                       15 years


The Company's policy is to capitalize interest incurred on debt during the course of qualifying construction projects. Such costs are amortized over the related assets' estimated useful lives. Capitalized interest totaled $16.1 million, $19.5 million, and $3.7 million during the fiscal years 1996, 1995, and 1994, respectively. The Company periodically evaluates whether events and circumstances have occurred that may affect the recoverability of the net book value of its long-lived assets. If such events or circumstances indicate that the carrying amount of an asset may not be recoverable, the Company estimates

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995

                      GRAND CASINOS, INC. AND SUBSIDIARIES

the future cash flows expected to result from the use of the asset. If the sum of the expected future undiscounted cash flows does not exceed the carrying value of the asset, the Company will recognize an impairment loss.

DEBT ISSUANCE COSTS

The costs of issuing long-term debt, including all underwriting, legal, and accounting fees, have been capitalized and are being amortized over the life of the related indebtedness using the effective interest method. Deferred debt issuance costs, net of accumulated amortization, amounting to $5.5 million were written off during fiscal year 1995 with respect to the early retirement of outstanding debt (see Note 10).

DEFERRED LICENSING COSTS

Costs incurred to obtain licensing rights from an unrelated third party for the Company's Gulfport, Mississippi, casino are being charged to income over 30 years. The 30-year period, which commenced in May 1993, represents the anticipated life of the related license subject to periodic suitability reviews.

CASINO DEVELOPMENT COSTS

Casino development costs consist of amounts incurred to expand managed casino facilities, certain direct costs to obtain management contracts, and certain other direct costs incurred to secure locations for casinos on Indian lands. Casino development costs are amortized over the lives of the related management contracts as each becomes effective. Included in other long-term assets at December 29, 1996, and December 31, 1995, are net casino development costs of $8.3 million and $7.2 million, respectively.

SECURITIES AVAILABLE FOR SALE

Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") , requires certain securities to be recorded at fair market value. The ending balance of shareholders' equity as of December 29, 1996, and December 31, 1995, includes $1.4 million and $2.1 million, respectively (net of deferred income taxes), of net unrealized gains on securities classified as available-for-sale.

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company classifies deferred tax liabilities and assets into current and noncurrent amounts based on the classification of the related assets and liabilities.

STOCK SPLIT

On October 18, 1995, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend. The declared stock split dividend was paid on December 28, 1995, to shareholders of record as of December 15, 1995. Dollar, share, and earnings per share have been retroactively adjusted to reflect the stock split.

EARNINGS (LOSS) PER SHARE

Earnings (loss) per common share were computed by dividing net earnings (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. Shares that are issuable upon the exercise of stock options and warrants have not entered into the computation of earnings per common share for 1994 because their inclusion would not be significant (See
Note 10).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995

                      GRAND CASINOS, INC. AND SUBSIDIARIES

BUSINESS COMBINATIONS

On November 30, 1995, the acquisitions of Gaming Corporation of America (GCA) and Grand Gaming Corp. (GGC) were completed. Pursuant to the agreements and plans of merger, the assets of GCA and GGC became assets of BL Development Corp. (BLD), a wholly-owned subsidiary of Grand Casinos, Inc. Total merger consideration of approximately $165.5 million was paid in Company common stock plus transaction expenses of $3.1 million. The transactions were accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to assets and liabilities based on the estimated fair values as of the acquisition date. Due to the development stage of the entities acquired, all excess purchase price was allocated to property and no excess purchase price was recorded as goodwill.

Pursuant to the merger plans and as adjusted for the stock split as previously noted, GCA shareholders received .29796 shares of the Company's common stock for each GCA share owned (total of 5.8 million common shares of the Company) and GGC shareholders received .20955 shares of the Company's common stock for each GGC share owned (total of 1.5 million common shares of the Company excluding shares previously owned by Grand Casinos Resorts, Inc. and GCA). The results of operations of GCA and BLD, since November 30, 1995, are included in the Company's consolidated results.

The pro forma results listed below are unaudited and reflect purchase price accounting adjustments assuming the acquisition occurred at the beginning of each year presented.

                                                   1995           1994
         Net revenues                          $411,892       $285,795
         Earnings before extraordinary charge  $ 81,196       $ 27,222
         Net earnings                          $ 64,099       $ 27,222
         Earnings per common share
            before extraordinary charge           $2.29           $.67
         Loss per common share--
            extraordinary charge                 ($0.49)             -
         Earnings per common share                $1.81           $.67
--------------------------------------------------------------------------------


The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

                MANAGEMENT CONTRACTS FOR INDIAN-OWNED CASINOS

The Company holds contracts with the Mille Lacs Band for the management of two gaming facilities in Onamia and Hinckley, Minnesota, that expire on April 2, 1998, and May 15, 1999, respectively. In addition, the Company holds a contract with the Tunica-Biloxi Tribe of Louisiana for a gaming facility in Marksville, Louisiana, that expires on June 3, 2001, and a management contract with the Coushatta Tribe of Louisiana for a gaming facility in Elton, Louisiana, that expires on January 16, 2002. See additional discussion in the Company's 1996 Annual Report on Form 10-k regarding the tribal-state compacts which authorize the management contracts for the Tunica-Biloxi Tribe of Louisiana and the Coushatta Tribe of Louisiana.

The management contracts govern the relationship between the Company and the tribes with respect to the construction and management of the casinos. The construction or remodeling portion of the agreements commences with the signing of the respective contracts and continues until the casinos are open for business; thereafter, the management portion of the respective management contracts commences upon the opening of the casino and continues for a

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995


                      GRAND CASINOS, INC. AND SUBSIDIARIES

period of seven years.

Under terms of the contracts, the Company as manager of the casino receives a percentage of the distributable profits (as defined in the contract) of the operations as a management fee after payment of certain priority distributions, a cash contingency reserve, and guaranteed minimum payments to the tribes. In the event the management contracts are not renewed upon expiration of their initial term, the Company will be entitled to payments equal to a percentage of the fair value of certain leased gaming equipment.

The management contracts for the Tunica-Biloxi Tribe of Louisiana and the Coushatta Tribe of Louisianna have been approved by the Bureau of Indian Affairs (BIA) and have a seven-year term. In October 1996, the Company entered into restated management contracts with the Mille Lacs Band for the two facilities in Onamia and Hinckley, Minnesota, which the Company believes restate the terms and conditions of the original management contracts consistent with National Indian Gaming Commission (NIGC) requirements. The
NIGC is currently reviewing the restated management contracts. While the Company believes that the management contracts meet all requirements of the Indian Gaming Regulatory Act of 1988 (IGRA), the BIA or the National Indian Gaming Commission may reduce the terms or the management fees payable under the management contracts or require other changes to the contracts.

The Mille Lacs Band has an option to purchase the Company's interest in the management contracts of the two facilities in Onamia and Hinckley, Minnesota, as of April 2, 1996, and May 15, 1997, respectively. The purchase price is equal to the Company's share of distributable profits during the 12-month period preceding the date of purchase, multiplied by the years remaining under the initial term of the management contract, or portion thereof not to exceed two years.

                         PROPERTY AND EQUIPMENT--NET

Property and equipment consist of the following (in thousands):

                                                                     1996           1995
      ----------------------------------------------------------------------------------
      Land and improvements, including
          land held for development                              $176,569       $171,475
      Buildings and improvements                                  441,421        248,026
      Leasehold acquisition costs                                   5,038          5,038
      Furniture and equipment                                     140,643         70,209
      Construction in progress                                    120,264         82,275
      ----------------------------------------------------------------------------------
                                                                  883,935        577,023
      Less accumulated depreciation
          and amortization                                        (62,108)       (34,185)
      ----------------------------------------------------------------------------------
      Property and equipment--net                                $821,827       $542,838
      ==================================================================================


Included in property and equipment at December 29, 1996, and December 31, 1995, are assets recorded under capital leases of $92.2 million and $17.3 million, respectively. Accumulated depreciation and amortization at December 29, 1996, and December 31, 1995, includes amounts recorded for capital leases of $13.6 million and $6.8 million, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995

                      GRAND CASINOS, INC. AND SUBSIDIARIES

NOTES RECEIVABLE

Notes receivable consist of the following (in thousands):

                                                                            1996          1995
      ----------------------------------------------------------------------------------------
      Notes from the Coushatta Tribe with interest at
      a defined reference rate plus 1% (not to exceed
      16%), receivable in 84 substantially equal monthly
      installments through January 2002                                  $23,800      $ 26,903

      Notes from the Tunica-Biloxi Tribe with
      interest at a defined reference rate plus 1% (not
      to exceed 16%), receivable in 84 substantially
      equal monthly installments through June 2001                        12,558        14,529

      Notes from the Mille Lacs Band paid in full                              -         5,506
      October 1996

      Note from Casino Magic Corporation related to sale
      of assets with interest at 12% per annum, principal
      and interest paid in full May 1996                                       -         2,773

      Other, less allowance for doubtful accounts of
      $3,050 and $840, respectively                                        2,206         7,633
      ----------------------------------------------------------------------------------------
                                                                         $38,564      $ 57,344
      Less current installments of notes receivable                       (7,792)      (13,750)
      ----------------------------------------------------------------------------------------
      Notes receivable--less current installments                        $30,772      $ 43,594


The reference rate at December 29, 1996, and December 31, 1995, was 8.25% and 8.5%, respectively.

Repayment of the aforementioned notes receivable from the Coushatta Tribe and the Tunica-Biloxi Tribe is required to be made only if distributable profits are available from the operations of the related casinos and are subject to certain distribution priorities specified in the management contracts.

In addition, repayment of the notes receivable and the manager's fees under the management contracts are subordinated to certain other financial obligations of the tribe or band. Through December 29, 1996, no amounts have been withheld under these provisions.

                          INVESTMENT IN STRATOSPHERE

The Company owns approximately 42% interest in Stratosphere, which filed for reorganization under Chapter 11 of the Bankruptcy Code on January 27, 1997. Stratosphere did not make its scheduled First Mortgage Note interest payment that was due on November 15, 1996. On January 6, 1997, Stratosphere, the Company, and an Ad Hoc Committee representing the holders of more than 57% of Stratosphere's First Mortgage Notes reached an agreement-in-principle for the restructuring of Stratosphere's Notes and the equity capitalization of Stratosphere. The agreement-in-principle requires that the restructuring be implemented pursuant to a Chapter 11 filing by Stratosphere.

The Company made total capital contributions to the Stratosphere project of approximately $107.6 million and has outstanding advances to Stratosphere of $50.0 million. The Company has written off or reserved for these investments and other related costs in the project as of December 29, 1996, in the amount of $161.8 million and has included this amount in the Company's fiscal year 1996 results on the accompanying Consolidated

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995

                      GRAND CASINOS, INC. AND SUBSIDIARIES

STATEMENTS OF EARNINGS IN PROJECT WRITE-DOWNS.

In addition, in connection with the closing of Stratosphere's First Mortgage Notes in 1995, the Company delivered a Standby Equity Commitment pursuant to which the Company may, under the terms and conditions described in the Standby Equity Commitment, be obligated to purchase up to $20 million of additional equity in Stratosphere during each of the first three years (up to $60 million total) Stratosphere is operating to the extent Stratosphere's consolidated cash flow did not reach $50 million in each of such years. As a result of Stratosphere's Chapter 11 filing and the application of the federal bankruptcy laws, the continued enforceability of the Standby Equity Commitment is in question. In all events, if Stratosphere's restructuring plan is approved and implemented, the Standby Equity Commitment would be canceled.

The Company's obligations under the restructuring plan are conditioned upon satisfactory resolution of various matters described in the plan. See Stratosphere's Form 8-k filed on January 6, 1997 for further information on the plan. The Company is continuing to monitor those matters.

Summarized consolidated earnings information and balance sheet information for Stratosphere, which the Company accounts for using the equity method, as of December 29, 1996, and December 31, 1995, and for the three fiscal years ended December 29, 1996, are as follows (in thousands):


Earnings Information                              1996         1995         1994
--------------------------------------------------------------------------------
Net revenues                                  $  108,739   $      60     $   107
---------------------------------------------------------------------------------
Costs and expenses                               439,905         947         107
(Loss) from operations                          (331,166)        887         943
Other income (expense)--net                      (17,677)     (3,776)        665
                                               ---------------------------------
Net (loss)                                    $ (348,843)  $  (4,663)    $  (278)


--------------------------------------------------------------------------------
Balance Sheet Information                         1996        1995
================================================================================

ASSETS:
Cash and cash equivalents                     $   25,237   $  92,596
Other current assets                              12,704      11,683
Property and equipment--net                      130,000     194,908
Cash and cash equivalents--restricted                  -     115,416
Other long-term assets                            13,139      19,305
--------------------------------------------------------------------------------
TOTAL ASSETS                                  $  181,080   $ 433,906


Balance Sheet Information                            1996        1995

LIABILITIES AND SHAREHOLDERS' EQUITY:
--------------------------------------------------------------------------------
Current installments of long-term debt
     and capital lease obligations            $    9,113   $       -
Long-term debt--net of current installments      272,540     203,000
Other liabilities                                 36,870      38,616
TOTAL LIABILITIES                                318,523     241,616
Shareholders' equity (deficit)                  (137,443)    192,290
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    $  181,080   $ 433,906


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995

                      GRAND CASINOS, INC. AND SUBSIDIARIES




INCOME TAXES

The provision for income taxes for financial reporting purposes for fiscal 1996, 1995, and 1994 consisted of the following (in thousands):

                                              1996     1995       1994
      Income before extraordinary loss     $17,746  $42,974    $15,700
      Tax benefit from extraordinary loss
        on early retirement of debt              -   (9,200)         -
                                           $17,746  $33,774    $15,700


The provision for income taxes attributable to earnings before extraordinary loss on early retirement of debt for fiscal 1996, 1995, and 1994 consisted of the following (in thousands):

                             1996       1995     1994
               CURRENT:
                 Federal  $21,185    $33,744  $10,500
                 State      3,336      3,330      500
                           24,521     37,074   11,000
               DEFERRED    (6,775)     5,900    4,700
                          $17,746    $42,974  $15,700


A reconciliation of the statutory federal income tax rate to the Company's actual rate based on earnings before income taxes for fiscal years 1996, 1995, and 1994 is summarized as follows:

                                                           1996   1995   1994
         Statutory federal tax rate                     (35.0%)  35.0%  35.0%
         State income taxes--net of
            federal income tax benefit                    2.5     2.0     .7
         Valuation allowance on Stratosphere net
            operating loss carryforward and write-down
            of Stratosphere investment                   49.8     2.0      -
         Other--net                                       4.0     (.1)   (.4)
                                                         21.3%   38.9%  35.3%


The Internal Revenue Service has completed examinations of the Company's federal income tax returns through the tax year ended August 2, 1992, and all issues relating to the examinations have been resolved. Examinations of the federal income tax returns filed for the period August 3, 1992, through January 1, 1995, are currently in process. In the opinion of management, any tax liability arising from the current examination will not have a material adverse effect on the Company's financial position or results of operations.

The Company's net deferred income tax liabilities are as follows (in thousands):

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995

                      GRAND CASINOS, INC. AND SUBSIDIARIES


                                                                       1996          1995
-----------------------------------------------------------------------------------------
NONCURRENT DEFERRED TAX LIABILITIES:
Tax depreciation in excess of book depreciation                     $29,115       $19,300
Financial reporting bases in excess of tax reporting bases of
   land acquired in GCA and GGC mergers                              40,600        40,600
Tax liability recorded related to subsidiary's
   (Stratosphere) direct sale of common stock                             -        12,400
Net operating losses and write-down of
   Stratosphere investment and net operating losses of GGC          (54,000)       (3,650)
Other temporary differences                                           1,779         2,806
-----------------------------------------------------------------------------------------
Net noncurrent deferred tax liabilities                              17,494        71,456
Less: valuation allowance                                            54,000         3,650
Net noncurrent deferred tax liabilities                             $71,494       $75,106
-----------------------------------------------------------------------------------------

DEFERRED TAX ASSETS:
   Preopening expenses--net of amortization                         $ 4,975       $ 1,525
   Accruals, reserves, and other                                      4,935         5,222
-----------------------------------------------------------------------------------------
Net current tax asset                                                 9,910         6,747
-----------------------------------------------------------------------------------------
Net deferred tax liability                                          $61,584       $68,359
=========================================================================================


Management has determined that the deferred tax asset relative to net operating losses and investment write-down related to Stratosphere and net operating losses of GGC did not satisfy the recognition criteria set forth in Statement of Financial Accounting Standards No. 109. Accordingly, a valuation allowance was recorded to the applicable deferred tax assets. At December 29, 1996, the Company had financial statement net operating loss and capital loss carryforwards of approximately $154.3 million, which expire at various times through December 2010.

                     LEASES AND CAPITAL LEASE OBLIGATIONS

The Company has entered into various operating leases for land adjacent to its dockside casinos in Mississippi. The lease for land adjacent to the Company's Gulfport Casino is for the period from July 1, 1992, through June 30, 1997, and contains renewal options totaling 45 years. The Company is required to make annual rental payments of $800,000, subject to adjustment as defined, plus 5% of gross annual gaming revenues in excess of $25 million and 3% of all nongaming revenues. The lessor of the Gulfport Casino site has the right to cancel the lease at any time for reason of port expansion, in which case the lessor will be liable to the Company for the depreciated value of improvements and other structures placed on the leased premises as defined.

The lease for land adjacent to the Company's Biloxi Casino has an initial term of 99 years, and the Company is required to make annual rental payments of $2.5 million, subject to adjustment as defined. Percentage rent is also due equal to 5% of gross gaming revenues in excess of $50 million per year, plus 10% of net profits from certain other nongaming-related activities.

The Company also entered into a 10-year lease for submerged land adjacent to the Biloxi Casino with an option to extend the lease for five years after the expiration of the initial 10-year term. The lease provides for annual rental payments of $405,000 during the first year of its term and annual increases of $73,750 for the next four years and subsequent rental payments as defined in the agreement.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995

                      GRAND CASINOS, INC. AND SUBSIDIARIES

The land lease in connection with the operation of Grand Casino Tunica provides for annual rental payments of $2.5 million, subject to adjustment as defined. The term of the lease is, initially, for six years with nine six-year renewal options, for a total of 60 years.

In addition to the aforementioned land leases, the Company leases certain other property and equipment under noncancelable operating and capital leases. Future minimum lease payments, excluding contingent rentals, due under noncancelable operating and capital leases as of December 29, 1996, are as follows (in thousands):


FISCAL YEAR                                                CAPITAL LEASES                 OPERATING LEASES
----------------------------------------------------------------------------------------------------------
1997                                                           $ 20,268                        $9,824
1998                                                             19,098                        10,879
1999                                                             15,377                        10,577
2000                                                             10,718                         9,799
2001                                                             20,335                         9,561
Thereafter                                                            -                       590,994
----------------------------------------------------------------------------------------------------------
Total minimum lease payments                                     85,796
Less: amounts representing interest at 7.625%                   (13,698)
----------------------------------------------------------------------------------------------------------
Present value of minimum capital lease payments                  72,098
Less: current installments                                      (15,358)
----------------------------------------------------------------------------------------------------------
Obligations under capital leases--less current liabilities     $ 56,740
==========================================================================================================


Rent expense, under noncancelable operating leases, exclusive of real estate taxes, insurance, and maintenance expense, for fiscal 1996, 1995, and 1994 was approximately $19.0 million, $16.2 million, and $18.0 million, respectively. Percentage rental expense for fiscal 1996, 1995, and 1994 was $12.8 million, $11.3 million, and $9.3 million, respectively.

LONG-TERM DEBT

           Long-term debt consists of the following (in thousands):



                                                                    1996           1995
      ---------------------------------------------------------------------------------
      First Mortgage Notes due December 1, 2003
      (see description following)                               $450,000       $450,000

      Various notes payable in varying installments of
      principal and interest with interest from 9% to
      10.75%, maturing from December 1997 to
      December 2002                                                9,103         16,529
      ---------------------------------------------------------------------------------
                                                                 459,103        466,529
      Less current installments                                   (4,101)        (7,459)
      ---------------------------------------------------------------------------------
      Long-term debt--less current installments                 $455,002       $459,070
      =================================================================================


On November 30, 1995, the Company completed its public offering of $450.0 million of 10.125% First Mortgage Notes due December 1, 2003, realizing net cash proceeds of approximately $434.5 million after underwriting and other related offering costs. The Company used $132.6 million of net proceeds to retire $115.0 million aggregate principal amount of 12.5% First Mortgage Notes due on February 1, 2000 (including accrued interest of $4.8 million and $12.8 million related to a tender offer premium and expenses), and $25.3 million to retire all outstanding principal and interest due under

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995


                      GRAND CASINOS, INC. AND SUBSIDIARIES

a credit facility with First Interstate Bank of Nevada, N.A. (F.I.B. Note).

Pursuant to early redemption of the 12.5% First Mortgage Notes due February 1, 2000, write-off of original issue discount on the First Mortgage Notes, and related deferred financing costs written off on the First Mortgage Notes and F.I.B. Note, the Company recognized an extraordinary after-tax loss of $17.1 million.

The 10.125% First Mortgage Notes dated November 30, 1995, are secured by substantially all the assets of Grand Casino Biloxi and Grand Casino Gulfport, Grand Casino Tunica assets included in Phase I development, capital stock owned by the Company in Stratosphere, and certain existing Indian-owned notes receivable due the Company.

The notes require semi-annual payments of interest only on June 1 and December 1 of each year, which commenced on June 1, 1996, until December 1,2003, at which time the entire principal plus accrued interest is due and payable. The notes may be redeemed at the Company's option, in whole or in part, anytime after December 1, 1999, at a premium, declining ratably thereafter to par value on December 1, 2002, to maturity.

The terms of the 10.125% First Mortgage Notes contain covenants relating to certain business, operational, and financing matters including, but not limited to, maintenance of certain financial ratios and limitations on additional debt, dividends, stock repurchases, disposition of assets, mergers, restricted payments (as defined), and similar transactions. The Company was in compliance with such covenants as of December 29, 1996.

The future aggregate annual maturities of long-term debt at December 29, 1996, are as follows:

                              FISCAL YEAR (IN THOUSANDS)


                              --------------------
                              1997        $  4,101
                              1998           3,507
                              1999              56
                              2000              60
                              2001              65
                              Thereafter   451,314
                              --------------------
                                          $459,103
                              ====================

STOCK OPTIONS

STOCK OPTION AND COMPENSATION PLAN

The Company has a Stock Option and Compensation Plan and a Director Stock Option Plan whereby incentive and nonqualified stock options and other awards to acquire up to an aggregate of 6,451,500 shares of the Company's common stock may be granted to officers, directors, and employees.

The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts (in thousands):

                                                    1996         1995
           ----------------------------------------------------------
           Net earnings (loss):  As reported  ($100,969)      $53,008
                                 Pro forma     (107,316)       51,533
           Earnings (loss)       As reported     ($2.43)        $1.49
           per share:            Pro forma        (2.58)         1.45

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995


                      GRAND CASINOS, INC. AND SUBSIDIARIES

Because the Statement No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each award under the option plans is estimated on the date of grant using the Black Scholes option pricing model. The following assumptions were used to estimate the fair value of options:


                                                             1996                        1995
     ----------------------------------------------------------------------------------------
     Risk-free interest rate                          5.68%-6.95%                 5.96%-7.58%
     Expected life                                        10 year                     10 year
     Expected volatility                                .528-.613                   .625-.665
     Expected dividend yield                                    0                           0

Information with respect to the stock option plans is summarized as follows:

                                                        OPTIONS            AVAILABLE        PRICE RANGE
                                                      OUTSTANDING          FOR GRANT         PER SHARE
     --------------------------------------------------------------------------------------------------
     Balance at January 2, 1994                         1,190,550             46,950     ($3.03-$8.09)
     Additional shares authorized                               -          1,237,500                 -
     Granted                                              774,900           (774,900)    ($8.09-$12.25)
     Canceled                                             (26,490)            26,490      ($7.20-$8.09)
     Exercised                                            (33,750)                 -      ($3.03-$7.20)
     --------------------------------------------------------------------------------------------------
     Balance at January 1, 1995                         1,905,210            536,040     ($3.03-$12.25)
     Additional shares authorized                               -          1,050,000                 -
     Granted                                              734,100           (734,100)    ($9.50-$27.33)
     Assumed upon merger                                  221,234           (221,234)    ($8.81-$28.63)
     Canceled                                              (4,759)             4,759    ($12.25-$27.33)
     Exercised                                           (238,107)                 -     ($3.03-$12.25)
     --------------------------------------------------------------------------------------------------
     Balance at December 31, 1995                       2,617,678            635,465     ($3.03-$28.63)
     Additional shares authorized                               -          2,775,000                 -
     Granted                                            1,997,522         (1,997,522)  ($14.75-$32.125)
     Canceled                                              (9,096)             9,096     ($8.08-$10.42)
     Exercised                                           (411,827)                 -     ($3.03-$15.10)
     --------------------------------------------------------------------------------------------------
     Balance at December 29, 1996                       4,194,277          1,422,039    ($3.03-$32.125)
     ==================================================================================================
     Exercisable at December 29, 1996                     972,431                  -     ($3.03-$27.33)
     ==================================================================================================


                     FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practical to estimate that value.

CASH EQUIVALENTS, RECEIVABLES, AND ACCOUNTS PAYABLE

The carrying amount approximates fair value because of the short maturity of these instruments.

AVAILABLE-FOR-SALE SECURITIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995 AND JANUARY 1, 1995

                      GRAND CASINOS, INC. AND SUBSIDIARIES

The fair value of the Company's investments equals the quoted market price when available and a quoted market price for similar securities if a quoted market price is not available. The Company has classified all of its marketable securities as available-for-sale as of December 29, 1996.

LONG-TERM INVESTMENTS

The notes receivable are generally advances made to Indian communities for the development of gaming properties. The repayment terms, while specific, are largely dependent upon the operating performance of specific gaming properties.

The Company believes the costs and complexities of assembling the relevant facts and comparables needed to appraise the fair market values based on estimates of net present value of discounted cash flows or using other valuation techniques are excessive and the process exceedingly time consuming. It further believes that the determined results would not reasonably differ from the carrying values, which are believed to be reasonable estimates of fair market value based on past experience with similar receivables.

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

The fair value of the Company's long-term debt is estimated based on quoted market rates for the First Mortgage Notes. The fair value of capital lease obligations approximates the carrying amount based on the maturity and security of the related obligation.

The estimated fair values of the Company's financial instruments are as follows (in thousands):


                                                        1996                1995
                                                CARRYING      FAIR  CARRYING      FAIR
                                                  AMOUNT     VALUE    AMOUNT     VALUE
     ---------------------------------------------------------------------------------
     Cash and cash equivalents                  $157,530  $157,530  $341,674  $341,674
     Accounts receivable                          13,463    13,463    10,864    10,864
     Notes receivable                             38,564    38,564    57,344    57,344
     Securities available-for-sale                23,603    23,603    14,200    14,200
     Accounts payable                             20,002    20,002    18,769    18,769
     First Mortgage Notes                        450,000   455,063   450,000   450,000
     Long-term debt                                9,103     9,103    16,529    16,529
     Capital lease obligation                     72,098    72,098     4,103     4,103


                        CONCENTRATIONS OF CREDIT RISK


The financial instruments that subject the Company to concentrations of credit risk consist principally of accounts and notes receivable.
Notes receivable are concentrated in specific Indian and other legalized gaming regions. As of December 29, 1996, and December 31, 1995, accounts and notes receivable are as follows:

                                                 1996        1995
                       ------------------------------------------
                       Regions:
                       Louisiana (Indian)       86.9%       81.5%
                       Minnesota (Indian)        2.9        13.4
                       Mississippi (dockside)   10.2         5.1
                       ------------------------------------------
                                               100.0%      100.0%
                       ==========================================

EMPLOYEE RETIREMENT PLAN

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 29, 1996, DECEMBER 31, 1995, AND JANUARY 1, 1995


                      GRAND CASINOS, INC. AND SUBSIDIARIES

The Company has a section 401(k) employee savings plan for all full-time employees. Currently, the Company's employees are not part of a bargaining unit and, as such, all employees who are eligible can participate. The savings plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax-deferred earnings as a retirement fund. Eligibility is based on years of service and minimum age requirements. Contributions are invested, at the direction of the employee, in one or more funds available. The Company matches employee contributions up to a maximum of 1% of participating employees' gross wages. Company contributions are vested over a period of five years. The 401(k) plan commenced on September 1, 1995. Company contributions for fiscal 1996 and 1995 were $0.4 million and $0.1 million, respectively.

                        COMMITMENTS AND CONTINGENCIES

JOINT VENTURES

The Company had joint venture agreements with a nonaffiliated party that assisted with the construction and management of the casino operations for the Coushatta Tribe of Louisiana and the Tunica-Biloxi Tribe of Louisiana. During 1995, the Company exercised its option to purchase the party's interest under the contracts for $5.8 million. As of December 29, 1996, the Company had paid all amounts due.

STRATOSPHERE CORPORATION

On March 9, 1995, Stratosphere closed on a public offering of $203 million of 14.25% First Mortgage Notes due in the year 2002 with contingent interest. The proceeds of this offering were used to construct the Stratosphere tower and casino/hotel project in Las Vegas, Nevada. The Company has executed a Standby Equity Commitment pursuant to which the Company may, under the circumstances as defined in the Standby Equity Commitment, be obligated to purchase up to $20 million of additional equity in Stratosphere during each of the first three years (up to $60 million total) Stratosphere is operating to the extent Stratosphere's consolidated cash flow does not reach $50 million in each of such years (See Note 6).
As a result of Stratosphere's Chapter 11 filing and the application of federal bankruptcy laws, the continued enforceability of the Standby Equity Commitment is in question. In all events, if Stratosphere's restructuring plan is approved and implemented, the Standby Equity Commitment would be canceled.

LOAN GUARANTY AGREEMENTS

The Company has guaranteed a loan and security agreement entered into by the Tunica-Biloxi Tribe of Louisiana for $14.1 million for the purpose of financing casino equipment. The agreement is for four years, and as of December 29, 1996, the amount outstanding was $6.8 million. In addition, the Company has guaranteed loan and security agreements entered into by the Coushatta Tribe of Louisiana for $22.3 million for the purpose of financing casino equipment. The agreements are for three years and have various maturity dates, and as of December 29, 1996, the amounts outstanding were $11.5 million. The Company has entered into a master hotel development agreement with Casino Resource Corporation for the hotel adjacent to Grand Casino Hinckley. The Company has guaranteed the mortgage related to the hotel in the amount of $2.7 million as of December 29, 1996.

LITIGATION

The company is involved in various inquiries, administrative proceedings, and litigation relating to contracts and other matters arising in the normal course of business. While any proceeding or litigation involves uncertainty, management believes that the final outcome of these matters will likely not have a material adverse effect upon the Company's consolidated financial position or its results of operations.

In addition to the matters described above, the Company has been named as a defendant in a number of lawsuits related to Stratosphere, in which the Company owns approximately 42% interest. The Company intends to defend these actions vigorously and believes that the final outcome of these lawsuits will not have a material adverse effect upon the Company's consolidated financial position or its results of operations.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Grand Casinos, Inc.:

We have audited the accompanying consolidated balance sheets of Grand Casinos, Inc. (a Minnesota corporation) and Subsidiaries as of December 29, 1996, and December 31, 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the two-year period ended December 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Grand Casinos, Inc. and Subsidiaries as of January 1, 1995 and for the year ended January 1, 1995, were audited by other auditors whose report dated February 8, 1995, except as to the last paragraph of Note 11 and Note 18 of those statements, which were dated March 9, 1995, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Casinos, Inc. and Subsidiaries as of December 29, 1996, and December 31, 1995, and the results of their operations and their cash flows for each of the years in the two-year period ended December 29, 1996, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP


Minneapolis, Minnesota
February 7, 1997