Form 10-K405, Exhibit 13
period 1997-12-28
GRAND CASINOS INC
filed 1998-03-30
CIK 878321

                                                        EXHIBIT 13



FINANCIAL HIGHLIGHTS
Certain of the following information has been derived from the Company's consolidated financial statements.
------------------------------------------------------------------------------------------------------------
Dollars and shares (in thousands), except earnings per share date.
                                        1997         1996             1995          1994           1993
Total revenues
(owned & managed properties)         $1,094,949   $1,057,284       $  776,913    $  506,413     $  268,264

Net revenues                         $  607,421   $  490,019       $  372,872    $  285,774     $  117,032

Operating cash flow(1)               $  187,150   $  142,946       $  140,214    $   69,338     $   37,562

Earnings from opertions              $  137,659   $   97,408       $  116,315    $   51,859     $   29,328

Basic earnings (loss) per share
before extraordinary charge          $     1.58   $    (2.43)      $     2.05    $      .87     $      .71

Diluted earnings (loss) per share
before exraordinary charge           $     1.54   $    (2.43)(2)   $     1.98    $      .87     $      .71

Total assets                         $1,333,737   $1,122,816       $1,128,108    $  483,883     $  426,644

Long-term debt                       $  566,434   $  511,742       $  459,070    $  123,126     $  118,561

Shareholders' equity                 $  502,616   $  439,673       $  526,100    $  276,861     $  247,864

Shares outstanding at year-end       $   41,966   $   41,796       $   40,988    $   33,447     $   33,415

Casino space (square footage)(3)     $  594,450   $  561,186       $  421,000    $  321,000     $  165,000

                                  [BAR GRAPH]

================================================================================
           Total Revenues          Net Revenues        Operating Cash Flow(1)
        Dollars in thousands   Dollars in thousands     Dollars in thousands

1993        $  268,264               $117,032              $ 37,562
1994        $  506,413               $285,774              $ 69,338
1995        $  776,913               $372,872              $140,214
1996        $1,057,284               $490,019              $142,946
1997        $1,094,949               $607,421              $187,150
================================================================================

1.  Earnings from operations before depreciation and amortization expenses.
2.  Earnings per share excluding the effect of Stratosphere are $1.14 per share.
3.  Includes managed and owned casinos.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

     The Company develops, constructs, and manages land-based and dockside casinos and related hotel and entertainment facilities in emerging and established gaming jurisdictions. Company revenues are derived from the Company's owned casinos, Grand Casino Biloxi, Grand Casino Gulfport, and Grand Casino Tunica, and from management fee income from Grand Casino Avoyelles, Grand Casino Coushatta, Grand Casino Hinckley, and Grand Casino Mille Lacs. The Company's management fee is equal to 40% of net distributable profits from Grand Casino Avoyelles, Grand Casino Coushatta, Grand Casino Hinckley, and Grand Casino Mille Lacs. The management contract for Grand Casino Mille Lacs will expire in April 1998 and will not be renewed. No decision has been made with respect to renewal of the management contract for Grand Casino Hinckley, which expires in June 1999.

RESULTS OF OPERATIONS

     Results of operations for the years ended December 28, 1997 (1997), and December 29, 1996 (1996), reflect gaming operations for Grand Casino Tunica since its opening on June 24, 1996.

     Included in the accompanying Consolidated Financial Statements are the results of Stratosphere Corporation (Stratosphere) from January 2, 1995, to December 20, 1995, on a consolidated basis and on an equity method of accounting from December 21, 1995, to December 28, 1997. The Company wrote off its investment in Stratosphere as of December 29, 1996, and the Company has not recorded any results of Stratosphere operations in 1997.

     The Company's operating results include management fee income from all managed properties and gaming operations from Grand Casino Biloxi and Grand Casino Gulfport for all periods presented.

1997 COMPARED WITH 1996

  OVERVIEW

     The Company's net earnings (loss) increased to $66.2 million, or $1.54 per diluted share, for 1997 compared with a loss of $(101.0) million, or a loss of $(2.43) per diluted share, for 1996. The 1996 net loss includes a charge related to the Company's investment in Stratosphere in the amount of $149.4 million, or $3.59 per diluted share. The Company recorded additional charges to 1996 net earnings related to amortization of preopening expenses in the amount of $11.6 million and charges for corporate reorganization and project write-downs of $13.6 million.

     Grand Casino Tunica was open for all of 1997 compared to being open approximately two quarters in 1996. Grand Casino Tunica also opened various amenities during 1997 and, as a result, has increased its share of the Tunica gaming market by approximately 10% in 1997 compared with 1996.

     The Mississippi Gulf Coast gaming market continues to be highly competitive. Currently, the Company believes that Grand Casino Biloxi and Grand Casino Gulfport earn a disproportionate share of the Mississippi Gulf Coast gaming market. The Company believes that this trend is likely to continue, due to the Company's strategy of building premier properties and amenities for long-term shareholder value. However, as the market matures and more well-capitalized competitors enter the market, the Company's share of the market may decline. Grand Casino Biloxi and Grand Casino Gulfport implemented a new marketing campaign for approximately the first half of 1997. This campaign increased the level of play, however, it made only a slight impact on win due to lower win percentages in table games and slots.

     The combined occupancy of guest rooms for Company-owned properties for 1997 (including occupancy on a complimentary basis) was 92%, with a combined average rate of approximately $68. The combined occupancy of guest rooms for Company-owned properties for 1996 (including occupancy on a complimentary basis) was 96% with a combined average rate of approximately $73.

  REVENUES

     During 1997, revenues increased $117.4 million to $607.4 million. The increase is primarily attributable to an increase in revenues generated by Grand Casino Tunica in the amount of $111.6 million, revenues in excess of 1996 amounts for the combined results of Grand Casino Biloxi and Grand Casino Gulfport in the amount of $4.5 million for a total of $352.8 million, and an increase in combined management fee income earned in the amount of $1.3 million for a total of $78.5 million.

     The increase in revenues at Grand Casino Tunica is primarily attributable to the property being open all of 1997 and to the opening of a 600-room hotel in March 1997 and a convention center in July 1997.

     Management fee income from Grand Casino Mille Lacs, whose management contract expires April 2, 1998, was $14.0 million for 1997. Management expects the Louisiana, Minnesota, and western Wisconsin markets to remain highly competitive.

  COSTS AND EXPENSES

     Costs and expenses during 1997 increased $77.2 million to $469.8 million. The increase is primarily attributable to increased costs and expenses for Grand Casino Tunica in the amount of $79.8 million, increased costs and expenses for the combined results of Grand Casino Biloxi and Grand Casino Gulfport in the amount of $11.1 million, and a decrease in corporate expenses in the amount of $13.8 million relating primarily to corporate reorganization and project write-downs during 1996.

     Casino expenses increased $35.4 million to $161.6 million for 1997, compared with $126.1 million for 1996. Grand Casino Tunica accounted for $30.3 million of the casino expense increase as a result of being open for all of 1997, with the balance of the increase attributable to Grand Casino Biloxi and Grand Casino Gulfport. The increase in food and beverage expenses of $6.7 million in 1997 over 1996 is primarily attributable to Grand Casino Tunica being open a full year in 1997 and approximately two quarters in 1996.

     Depreciation and amortization expense in 1997 increased $4.0 million over 1996. The increase is partially due to an increase at Grand Casino Tunica in the amount of $1.2 million, which is the result of an increase in depreciation and amortization of assets in the amount of $11.5 million and a decrease in amortization relating to preopening costs in the amount of $10.3 million. The combined increase at Grand Casino Biloxi and Grand Casino Gulfport amounted to $2.9 million, and there was a slight decrease in depreciation and amortization associated with corporate expenses.

     Selling, general, and administrative expenses in 1997 increased $26.7 million over 1996. The increase is comprised of an increase at Grand Casino Tunica in the amount of $38.9 million, a combined increase of $1.4 million at Grand Casino Biloxi and Grand Casino Gulfport, and a decrease of $13.3 million in corporate expenses. The increase at Grand Casino Tunica is primarily attributed to being open for all of 1997. The decrease in corporate expenses is a result of corporate reorganization expenses and project write-downs incurred in 1996.

  OTHER

     Interest expense for 1997, net of capitalized interest, was $42.8 million, or an increase of $10.1 million from 1996. The increase is due primarily to interest expense relating to the Company's $115.0-million Senior Unsecured Notes, additional interest expense on the advance under the Company's $120.0-million Capital Lease facility, and a reduction in capitalized interest. Capitalized interest decreased $3.1 million to $12.9 million for 1997. The decrease is a result of fewer qualifying construction projects for capitalizing interest.

     Interest income decreased by $3.7 million to $13.4 million for 1997, compared with $17.1 million for 1996. This decrease is primarily attributable to lower cash balances for most of 1997, due to construction at Grand Casino Biloxi and Grand Casino Tunica.

1996 COMPARED WITH 1995

  OVERVIEW

     The Company's earnings (loss) before extraordinary charge decreased to a loss of $(101.0) million, or a loss of $(2.43) per diluted share for 1996 compared with $70.1 million, or $1.98 per diluted share, for 1995.

     The 1996 net loss includes a charge related to the Company's investment in Stratosphere in the approximate amount of $149.4 million, or $3.59 per weighted average common shares outstanding. The additional decrease in net earnings is primarily related to amortization of preopening expenses in the amount of $7.5 million and net of tax charges for corporate reorganization and project write-downs of $8.4 million.

     The Mississippi Gulf Coast gaming market has become increasingly competitive and, as such, Grand Casino Biloxi and Grand Casino Gulfport will compete for their respective share of the Mississippi Gulf Coast gaming market. The Company believes that Grand Casino Biloxi and Grand Casino Gulfport earn a disproportionate share of the Mississippi Gulf Coast gaming market and that this trend will continue because the Company's strategy at the time it entered the Mississippi market was to build premier properties and amenities for long-term shareholder value. However, as the market matures and more well-capitalized competitors enter the market, the Company's share of the market may decline.

     The Company's long-term plan continues to be to develop Grand Casino Tunica into a destination resort with the development of hotels and other amenities.

     The combined occupancy of guest rooms for Company-owned properties for 1996 (including occupancy on a complimentary basis) was 96%, with a combined average rate of approximately $73. The combined occupancy of guest rooms for Company-owned properties for 1995 (including occupancy on a complimentary basis) was 86%, with a combined average rate of approximately $72.

     The Company incurred an extraordinary charge of $17.1 million, or $.49 per weighted average common shares outstanding, for 1995 due to the early retirement of long-term debt.

  REVENUES

     During 1996, revenues increased $117.1 million to $490.0 million. The increase is primarily attributable to revenues generated by Grand Casino Tunica, which opened on June 24, 1996, in the amount of $64.5 million; revenues in excess of 1995 amounts for the combined results of Grand Casino Biloxi and Grand Casino Gulfport in the amount of $43.0 million; and combined management fee income earned in the amount of $8.7 million.

     Combined management fee income from Grand Casino Mille Lacs and Grand Casino Hinckley increased $5.9 million, or 27%, compared with the prior year, in spite of additional competition in Minnesota and western Wisconsin.

     Combined management fee income from Grand Casino Avoyelles and Grand Casino Coushatta was $47.2 million in 1996 compared with $45.8 million in 1995. Management expects the Louisiana, Minnesota, and western Wisconsin markets to remain highly competitive.

  COSTS AND EXPENSES

     Costs and expenses during 1996 increased $136.1 million to $392.6 million. The increase is primarily attributable to increased volume in business at the Company's Mississippi Gulf Coast properties in the amount of $44.6 million, costs and expenses related to the opening of Grand Casino Tunica in the approximate amount of $78.0 million (including preopening expense amortization of $11.6 million), and expenses related to corporate reorganization and project write-downs of $13.6 million during 1996 compared with none in 1995. The main components of the increases in costs and expenses are as follows.

     Casino expenses increased $44.1 million to $126.1 million for 1996, compared with $82.0 million for 1995. Grand Casino Tunica accounted for $25.2 million of the casino expense increase as a result of opening during 1996, with the balance from Grand Casino Biloxi and Grand Casino Gulfport. The increase in food and beverage expenses of $7.0 million in 1996 over 1995 is primarily attributable to the opening of Grand Casino Tunica. Depreciation and amortization expense in 1996 increased $21.6 million over 1995, primarily due to depreciation of assets for Grand Casino Tunica ($7.8 million), amortization of preopening expenses related to Grand Casino Tunica in the amount of $11.6 million, and additional depreciation for 1996 related to assets for the Grand Casino Gulfport Hotel, which opened in October 1995.

     Selling, general, and administrative expenses in 1996 increased $54.0 million over 1995. Included in selling, general, and administrative expenses for 1996 are expenses related to the opening of Grand Casino Tunica in the amount of $24.5 million, increases in marketing expenses in the amount of $8.4 million for Grand Casino Biloxi and Grand Casino Gulfport as a result of air charter and other programs, increases in indirect expenses for Grand Casino Biloxi and Grand Casino Gulfport in the amount of $9.9 million, and expenses in 1996 related to corporate reorganization and project write-downs of $13.6 million.

  OTHER

     Interest expense for 1996, net of capitalized interest, was $32.8 million, or an increase of $6.6 million from 1995. The increase is due primarily to the effect of interest expense relating to the Company's $450.0 million of First Mortgage Notes outstanding for the entire year and the advances under the Company's $120.0-million Capital Lease facility net of capitalized interest.

     Interest income increased by $1.1 million to $17.1 million for 1996, compared with $16.0 million for 1995. The increase is attributable to interest income earned on cash and cash equivalents the Company raised in the First Mortgage Note offering in November 1995 net of $6.2 million of interest income included in 1995 as a result of consolidating Stratosphere for the period January 2, 1995, to December 20, 1995. In addition, the Company incurred a one-time pretax write-down of its investment in Stratosphere and the Company's share of Stratosphere's losses during 1996 of $161.8 million.

CAPITAL RESOURCES, CAPITAL SPENDING, AND LIQUIDITY

     At December 28, 1997, the Company had $238.6 million in cash and cash equivalents, including $99.6 million planned to be used to pay off an existing capital lease facility and related interest in March 1998.

     Net cash provided by operating activities totaled $123.7 million in 1997, compared with $121.4 million in 1996 and $114.1 million in 1995. The Company's working capital increased $28.2 million in 1997 to $122.0 million. The increase is primarily due to increased cash generated by operations, and the $115.0-million Senior Unsecured Note offering, offset by construction expenditures at Grand Casino Biloxi and Grand Casino Tunica.

     Long-term debt and capital lease obligations at December 28, 1997, and December 29, 1996, totaled $566.4 million and $511.7 million, respectively, or 53% of the Company's total capital each year. On October 14, 1997, the Company secured $115.0 million in Senior Unsecured Notes for refinancing an existing capital lease facility.

     As of December 28, 1997, $97.4 million remains outstanding on the capital lease facility and is classified as a current liability on the December 28, 1997, balance sheet. The balance is currently planned to be paid in full on March 31, 1998. The Company also secured a $100.0-million revolving Capital Lease facility for continued development of Grand Casino Gulfport and Grand Casino Tunica. As of December 28, 1997, no advance relating to this financing had been made.

     At December 28, 1997, the Company's long-term debt included 10.125% First Mortgage Notes due in 2003 in the amount of $450.0 million and 9% Senior Unsecured Notes in the amount of $115.0 million due in

2004. The First Mortgage Notes are redeemable on December 1, 1999, or thereafter based on a stated premium that declines ratably to par value. The Senior Unsecured Notes are redeemable on October 15, 2001, or thereafter based on a stated premium that declines ratably to par value.

     Pursuant to the Company's covenants related to the 10.125% First Mortgage Notes and the 9% Senior Unsecured Notes and to provide funds for the growth of the Company, no cash dividends are expected to be paid on common shares in the foreseeable future.

     During 1997, 1996, and 1995 the Company's capital expenditures totaled $162.8 million, $308.5 million, and $186.0 million, respectively. Included in 1997 capital expenditures were $80.8 million related to construction of a 600-room hotel and other resort-related amenities at Grand Casino Tunica and $57.9 million of construction expenditures at Grand Casino Biloxi related to additional hotel rooms and other resort-related amenities currently under construction. The remaining capital expenditures of $24.1 million during fiscal 1997 primarily reflect various enhancement projects, land purchases, and maintenance capital spending at Grand Casino Gulfport.

     The Company believes in developing first-class facilities to maximize long-term shareholder value. Based on projects currently planned, the Company's level of capital expenditures during 1998 are expected to be approximately $200.0 million; however, there can be no assurance that all projects will be completed as planned.

     The primary construction projects scheduled at Grand Casino Tunica include a second 600-room hotel, an entertainment facility, and a golf course clubhouse. The capital expenditures for Grand Casino Tunica are anticipated to be approximately $95.0 million. In addition, during 1998, the Company expects capital expenditures to be approximately $75.0 million related to construction of a hotel with approximately 600 rooms and other resort-related amenities at Grand Casino Gulfport.

     Capital expenditures forecasted for 1998 for Grand Casino Biloxi are $32.0 million related to completion of a 500-room hotel and other resort-related amenities. Grand Casino Biloxi and Grand Casino Gulfport are jointly constructing a Jack Nicklaus-designed golf course. The Company expects to fund the 1998 planned capital expenditures through cash and cash equivalents and internally generated cash.

     While the Company believes that it has capital resources, through its existing bank arrangements, debt markets, and its operating cash flows, to meet all of its existing cash obligations and fund commitments on the planned projects enumerated above, there can be no assurance that the Company will have available the financial resources to complete all such projects.

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

     The gaming industry represents a significant source of tax revenues. From time to time, various federal legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. It is not possible to determine the likelihood of possible changes in tax law or in the administration of such law. Such changes, if adopted, could have a material adverse effect on the Company's financial results.

PRIVATE SECURITIES LITIGATION REFORM ACT

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Annual Report and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are forward-looking, such as plans for future expansion and other business development activities as well as other statements regarding capital spending, financing sources, and the effects of regulation (including gaming and tax regulation) and competition.

     Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ from those expressed in any forward-looking statements made by or on behalf of the Company.

     These risks and uncertainties include, but are not limited to, those relating to development and construction activities, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), pending litigation, domestic or global economic conditions, and changes in federal or state tax laws or the administration of such laws and changes in gaming laws or regulations (including the legalization of gaming in certain jurisdictions). For further information regarding certain risks and uncertainties, see the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997.

                          CONSOLIDATED BALANCE SHEETS

                    DECEMBER 28, 1997 AND DECEMBER 29, 1996
                     (IN THOUSANDS), EXCEPT PER SHARE DATA

                                                                 1997         1996
                                                                 ----         ----
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  238,635   $  147,254
  Current installments of notes receivable..................       6,856        7,792
  Accounts receivable.......................................      15,644       13,463
  Deferred income taxes.....................................      13,399        9,910
  Other current assets......................................      15,087       15,335
                                                              ----------   ----------
Total Current Assets........................................     289,621      193,754
                                                              ----------   ----------
Property and Equipment -- net...............................     941,022      821,827
                                                              ----------   ----------
OTHER ASSETS:
  Cash and cash equivalents -- restricted...................       4,967       10,276
  Securities available for sale.............................      13,110       23,603
  Notes receivable -- less current installments.............      26,979       30,772
  Investments in and notes from unconsolidated affiliates...       8,180        8,823
  Debt issuance and deferred licensing costs -- net.........      26,000       22,851
  Other long-term assets....................................      23,858       10,910
                                                              ----------   ----------
Total Other Assets..........................................     103,094      107,235
                                                              ----------   ----------
TOTAL ASSETS................................................  $1,333,737   $1,122,816
                                                              ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable -- trade and construction................  $   12,947   $   20,002
  Current installments of long-term debt....................       3,509        4,101
  Current installments of capital lease obligations.........      97,376       15,358
  Accrued interest..........................................       5,817        5,486
  Accrued payroll and related expenses......................      25,555       23,418
  Other accrued expenses....................................      22,398       31,542
                                                              ----------   ----------
Total Current Liabilities...................................     167,602       99,907
                                                              ----------   ----------
LONG-TERM LIABILITIES:
  Long-term debt -- less current installments...............     566,434      455,002
  Capital lease obligations -- less current installments....          --       56,740
  Deferred income taxes.....................................      97,085       71,494
                                                              ----------   ----------
Total Long-term Liabilities.................................     663,519      583,236
                                                              ----------   ----------
TOTAL LIABILITIES...........................................     831,121      683,143
                                                              ----------   ----------
COMMITMENTS AND CONTINGENCIES (NOTES 6, 8, 11, AND 12)
  SHAREHOLDERS' EQUITY:
  Capital stock, $.01 par value; 100,000 shares authorized;
     41,966 and 41,796 issued and outstanding...............         420          418
  Additional paid-in-capital................................     413,631      412,576
  Net unrealized gains (losses) on securities available for
     sale...................................................      (2,947)       1,358
  Retained earnings.........................................      91,512       25,321
                                                              ----------   ----------
Total Shareholders' Equity..................................     502,616      439,673
                                                              ----------   ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $1,333,737   $1,122,816
                                                              ==========   ==========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

     YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996 AND DECEMBER 31, 1995
                     (IN THOUSANDS), EXCEPT PER SHARE DATA

                                                                1997       1996        1995
                                                                ----       ----        ----
REVENUES
     Casino.................................................  $462,756   $ 361,844   $270,683
     Hotel..................................................    35,242      25,017     10,908
     Food and beverage......................................    63,685      47,650     33,640
     Management fee income..................................    78,515      77,198     68,474
     Retail and other income................................    13,294      11,133      8,022
                                                              --------   ---------   --------
  Gross Revenues............................................   653,492     522,842    391,727
     Less: Promotional allowances...........................   (46,071)    (32,823)   (18,855)
                                                              --------   ---------   --------
NET REVENUES................................................   607,421     490,019    372,872
                                                              --------   ---------   --------
COSTS AND EXPENSES
     Casino.................................................   161,565     126,132     82,003
     Hotel..................................................     8,764       6,203      3,593
     Food and beverage......................................    33,122      26,436     19,486
     Other operating expenses...............................    12,709      11,971      8,394
     Depreciation and amortization..........................    49,491      45,538     23,899
     Lease expense..........................................    18,757      17,713     14,574
     Selling, general, and administrative...................   185,354     158,618    104,608
                                                              --------   ---------   --------
  Total Costs and Expenses..................................   469,762     392,611    256,557
                                                              --------   ---------   --------
EARNINGS FROM OPERATIONS....................................   137,659      97,408    116,315
                                                              --------   ---------   --------
OTHER INCOME (EXPENSE)
     Interest income........................................    13,430      17,055     15,984
     Interest expense.......................................   (42,847)    (32,767)   (26,187)
     Other..................................................      (285)         28      4,781
     Project write-downs....................................      (942)   (164,947)      (408)
                                                              --------   ---------   --------
  Total Other Expense -- Net................................   (30,644)   (180,631)    (5,830)
                                                              --------   ---------   --------
  Earnings (loss) before income taxes, minority interest and
     extraordinary charge...................................   107,015     (83,223)   110,485
  Provision for income taxes................................    40,824      17,746     42,974
                                                              --------   ---------   --------
  Earnings (loss) before minority interest and extraordinary
     charge.................................................    66,191    (100,969)    67,511
  Minority interest.........................................        --          --      2,594
                                                              --------   ---------   --------
  Earnings (loss) before extraordinary charge...............    66,191    (100,969)    70,105
  Extraordinary charge -- net of income taxes...............        --          --    (17,097)
                                                              --------   ---------   --------
NET EARNINGS (LOSS).........................................  $ 66,191   $(100,969)  $ 53,008
                                                              ========   =========   ========
Basic earnings (loss) per share -- before extraordinary
  charge....................................................     $1.58      $(2.43)     $2.05
Basic loss per share -- extraordinary charge................        --          --      (0.50)
                                                              --------   ---------   --------
BASIC EARNINGS (LOSS) PER SHARE.............................     $1.58      $(2.43)     $1.55
                                                              ========   =========   ========
Diluted earnings (loss) per share -- before extraordinary
  charge....................................................     $1.54      $(2.43)     $1.98
Diluted loss per share -- extraordinary charge..............        --          --      (0.49)
                                                              --------   ---------   --------
DILUTED EARNINGS (LOSS) PER SHARE...........................     $1.54      $(2.43)     $1.49
                                                              ========   =========   ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING..................    41,899      41,578     34,224
                                                              ========   =========   ========
WEIGHTED AVERAGE COMMON AND DILUTED SHARES OUTSTANDING......    43,037      41,578     35,476
                                                              ========   =========   ========

          See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

    YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                     NET UNREALIZED
                                                                         GAINS
                                                                        (LOSSES)
                                       COMMON STOCK     ADDITIONAL   ON SECURITIES                    TOTAL
                                     ----------------    PAID-IN       AVAILABLE      RETAINED    SHAREHOLDERS'
                                     SHARES   DOLLARS    CAPITAL        FOR SALE      EARNINGS       EQUITY
                                     ------   -------   ----------   --------------   --------    -------------
BALANCE, JANUARY 1, 1995...........  33,447    $334      $226,195       $    --       $  50,332     $276,861
  Issuance of stock on options
     exercised -- net..............     238       2         1,613            --              --        1,615
  Tax benefit on basis differences
     associated with extinguishment
     of long-term debt.............      --      --         4,100            --              --        4,100
  Gain on exercise of Stratosphere
     warrants and public stock
     offering -- net of income
     taxes.........................      --      --            --            --          22,950       22,950
  Unrealized gain on securities
     available for sale -- net of
     income taxes..................      --      --            --         2,102              --        2,102
  Stock issued upon mergers........   7,303      74       165,390            --              --      165,464
  Net earnings.....................      --      --            --            --          53,008       53,008
                                     ------    ----      --------       -------       ---------     --------
BALANCE, DECEMBER 31, 1995.........  40,988     410       397,298         2,102         126,290      526,100
  Issuance of stock on options
     exercised -- net..............     411       4         4,568            --              --        4,572
  Issuance of stock on warrants
     exercised and other -- net....     397       4        10,710            --              --       10,714
  Unrealized loss on securities
     available for sale -- net of
     income taxes..................      --      --            --          (744)             --         (744)
  Net loss.........................      --      --            --            --        (100,969)    (100,969)
                                     ------    ----      --------       -------       ---------     --------
BALANCE, DECEMBER 29, 1996.........  41,796     418       412,576         1,358          25,321      439,673
  Issuance of stock on options
     exercised -- net..............     170       2         1,055            --              --        1,057
  Unrealized loss on securities
     available for sale -- net of
     income taxes..................      --      --            --        (4,305)             --       (4,305)
  Net earnings.....................      --      --            --            --          66,191       66,191
                                     ------    ----      --------       -------       ---------     --------
BALANCE, DECEMBER 28, 1997.........  41,966    $420      $413,631       $(2,947)      $  91,512     $502,616
                                     ======    ====      ========       =======       =========     ========

          See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

     YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996 AND DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                1997        1996        1995
                                                                ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Earnings (loss) before extraordinary charge...............  $  66,191   $(100,969)  $  70,105
  Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................     45,865      42,748      20,359
    Amortization of original issue discount and debt
      issuance costs........................................      3,626       2,790       6,035
    Gain on sale of investment..............................         --          --      (4,781)
    Project write-downs.....................................        942     164,947         408
    Deferred income taxes...................................     24,239      (6,775)      5,900
    Minority interest.......................................         --          --      (2,594)
    Changes in operating assets and liabilities:
      Current assets........................................     (3,430)     (9,113)     (2,594)
      Accounts payable......................................     (7,055)      1,281       8,258
      Accrued expenses......................................     (6,676)     26,492      12,974
                                                              ---------   ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    123,702     121,401     114,070
                                                              ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Payments for property and equipment.......................   (162,751)   (308,537)   (185,964)
  Increase in notes receivable..............................     (1,797)         --     (28,530)
  Proceeds from repayment of notes receivable...............      7,618      15,981      18,381
  Investment in and notes receivable from unconsolidated
    affiliates..............................................       (339)    (60,244)    (13,319)
  Cash acquired upon mergers................................         --          --      14,642
  Decrease in cash due to deconsolidation of Stratosphere
    Corporation.............................................         --          --    (107,184)
  Sales (purchases) of securities available for sale........      4,045     (12,330)      3,881
  Decrease (increase) in cash and cash
    equivalents -- restricted and other.....................      5,309      (3,374)   (120,887)
  Costs paid related to mergers.............................         --          --      (3,134)
  Increase in other long-term assets........................    (14,807)    (11,823)       (275)
                                                              ---------   ---------   ---------
NET CASH USED IN INVESTING ACTIVITIES.......................   (162,722)   (380,327)   (422,389)
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt..................    160,088      74,912     688,101
  Payments on long-term debt and capital lease
    obligations.............................................    (23,970)    (14,369)   (177,946)
  Increase in accounts payable -- construction..............         --          --      16,277
  Proceeds from issuance of common stock -- net.............      1,057      15,286       1,615
  Proceeds from Stratosphere Corporation warrants exercised
    and public offering.....................................         --          --     113,604
  Debt issuance costs and deferred financing costs..........     (6,774)     (4,421)    (28,357)
                                                              ---------   ---------   ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................    130,401      71,408     613,294
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........     91,381    (187,518)    304,975
Cash and cash equivalents -- beginning of year..............    147,254     334,772      29,797
                                                              ---------   ---------   ---------
CASH AND CASH EQUIVALENTS -- END OF YEAR....................  $ 238,635   $ 147,254   $ 334,772
                                                              =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest (net of capitalized interest of $12,930,
      $16,065, and $19,480 in fiscal years 1997, 1996, and
      1995, respectively)...................................  $  55,446   $  31,310   $  19,113
    Income taxes............................................     27,627      17,042      29,792
  Noncash investing and financing activities:
    Notes issued in exchange for property and casino
      development costs.....................................         --          --       2,875
    Increase in noncash assets through stock issued for
      merger................................................         --          --     150,852
    Decrease in various accounts upon deconsolidating
      Stratosphere Corporation:
      Property and equipment................................         --          --    (163,691)
      Cash and cash equivalents -- restricted (other
         assets)............................................         --          --    (118,366)
      Other long-term assets................................         --          --     (28,611)
      Other liabilities.....................................         --          --     (40,631)
      Long-term debt........................................         --          --    (203,000)

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

     Grand Casinos, Inc. and Subsidiaries (the "Company") develop, construct, and manage land-based and dockside casinos and related hotel and entertainment facilities in emerging and established gaming jurisdictions. The Company owns and operates two dockside casinos on the Mississippi Gulf Coast and one dockside casino in Tunica County, Mississippi (which opened on June 24, 1996), and manages two Indian-owned casinos in Minnesota and two Indian-owned casinos in Louisiana. As of December 28, 1997, the Company owns approximately 41% of the common stock of Stratosphere Corporation (Stratosphere), which owns the Stratosphere Tower, Casino and Hotel in Las Vegas, Nevada. Stratosphere is, as of such date, the subject of Chapter 11 bankruptcy proceedings.

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

Year-End

     The Company has a 52- or 53-week accounting period ending on the Sunday closest to December 31 of each year. Periods presented are for the years ended December 28, 1997 (1997), December 29, 1996 (1996), and December 31, 1995
(1995).

Principles of Consolidation

     The consolidated financial statements include the accounts of Grand Casinos, Inc. and its wholly-owned and majority-owned subsidiaries. Investments in unconsolidated affiliates representing between 20% and 50% of voting interests are accounted for on the equity method. All material intercompany balances and transactions have been eliminated in consolidation. The accompanying consolidated financial statements include the accounts of Stratosphere through December 20, 1995, the date on which the Company owned less than 50% of the voting interests of Stratosphere.

     The Company made total capital contributions to the Stratosphere project of approximately $107.6 million and has outstanding loan advances to Stratosphere of $50.0 million. The Company had written off or reserved for these investments and other related costs in the Stratosphere project as of December 29, 1996, in the amount of $161.8 million and included this amount in the Company's 1996 results on the accompanying Consolidated Statements of Earnings in project write-downs. The Company has not recorded any results of Stratosphere's operations in 1997.

Revenues and Expenses

     The Company recognizes revenues from its owned and operated casinos in accordance with industry practice. Casino revenue is the net win from gaming activities (the difference between gaming wins and losses). Casino revenues are net of accruals for anticipated payouts of progressive and certain other slot machine jackpots. Revenues include the retail value of rooms, food and beverage, and other items that are provided to customers on a complimentary basis. A corresponding amount is deducted as promotional

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS allowances. The estimated costs of providing such complimentaries, which are classified as expenses on the accompanying Consolidated Statements of Earnings, are as follows (in thousands):

                  ESTIMATED COSTS OF PROVIDING COMPLIMENTARIES
                              DOLLARS IN THOUSANDS

                                                              FOOD & BEVERAGE   HOTEL    OTHER
1997........................................................      $27,294       $2,579   $8,921
1996........................................................      20,7$48       $1,360   $5,804
1995........................................................      $11,919       $  781   $3,334

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

Inventories

     Inventories consisting primarily of food and beverage, goods to be sold at retail, and operating supplies are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Preopening Expenses

     Expenses incurred prior to opening of Company-owned facilities are capitalized and amortized to expense using the straight-line method over the six months following the opening of the respective facilities. These costs include direct payroll and other operating costs incurred prior to commencement of operations.

     Amortization for 1997, 1996 and 1995, includes approximately $1.3 million, $11.9 million, and $1.4 million of preopening amortization expense, respectively. As of December 28, 1997, and December 29, 1996, preopening expenses included in other current assets are $0.3 million and $0.5 million, respectively.

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

     Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

Building and leasehold improvements.........................  15-40 years
Furniture and equipment.....................................  3-15 years
Land improvements...........................................  15 years

     The Company capitalizes interest incurred on debt during the course of qualifying construction projects. Such costs are amortized over the related assets' estimated useful lives. Capitalized interest totaled $12.9 million, $16.1 million, and $19.5 million during 1997, 1996, and 1995, respectively. The Company periodically evaluates whether events and circumstances have occurred that may affect the recoverability of the net book value of its long-lived assets. If such events or circumstances indicate that the carrying amount of an asset may

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected future undiscounted cash flows does not exceed the carrying value of the asset, the Company will recognize an impairment loss.

Debt Issuance Costs

     The costs of issuing long-term debt, including all underwriting, legal, and accounting fees, have been capitalized and are being amortized over the life of the related indebtedness. Deferred debt issuance costs, net of accumulated amortization, amounting to $5.5 million were written off during 1995 with respect to the early retirement of outstanding debt (see Note 7).

Deferred Licensing Costs

     Costs incurred to obtain licensing rights from an unrelated third party for the Company's Gulfport, Mississippi, casino are being charged to income over 30 years. The 30-year period, which commenced in May 1993, represents the anticipated life of the related license subject to periodic suitability reviews.

Casino Development Costs

     Casino development costs consist of amounts incurred to expand managed casino facilities, certain direct costs to obtain management contracts, and certain other direct costs incurred to secure locations for Company-owned casinos. Included in casino development costs are amounts related to an approximately 15-acre site in Las Vegas that the Company currently controls. Casino development costs for Company-managed casinos are amortized over the lives of the related management contracts as each becomes effective. Included in other long-term assets at December 28, 1997, and December 29, 1996, are net casino development costs of $21.4 million and $8.3 million, respectively.

Securities Available for Sale

     Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), requires certain securities to be recorded at fair market value. The ending balance of shareholders' equity as of December 28, 1997, and December 29, 1996, includes $2.9 million of net unrealized loss and $1.4 million of net unrealized gain, respectively (net of income taxes), on securities classified as available-for-sale.

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

Stock Split

     On October 18, 1995, the Company declared a three-for-two stock split effected in the form of a 50% stock dividend. The declared stock split dividend was paid on December 28, 1995, to shareholders of record as of December 15, 1995. Dollar, share, and earnings (loss) per share have been retroactively adjusted to reflect the stock split.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Earnings (Loss) Per Share

     Earnings (loss) per common share are computed by dividing net earnings
(loss) by the weighted average number of common shares and common stock equivalents outstanding (see Note 8).

     The Company adopted the Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128) effective December 28, 1997. As a result, all prior periods presented have been restated to conform to the provisions of SFAS No. 128, which requires the presentation of basic and diluted earnings per share. Basic earnings per share are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding during each year.

     Diluted earnings per share are computed under the treasury stock method and are calculated to compute the dilutive effect of outstanding stock options. Options to purchase 4,194,277 shares of common stock at $3.03 to $32.125 per share were outstanding at December 29, 1996, but were not included in the computation of diluted earnings per share as they were anti-dilutive. A reconciliation of these amounts is as follows (in thousands, except per share data):

                                                               1997       1996        1995
                                                               ----       ----        ----
Earnings (loss) available to common shareholders before
  extraordinary charge......................................  $66,191   $(100,969)  $ 70,105
Extraordinary charge -- net of income taxes.................       --          --    (17,097)
                                                              -------   ---------   --------
Earnings (loss) available to common shareholders............  $66,191   $(100,969)  $ 53,008
                                                              =======   =========   ========
Weighted average number of common stock
  outstanding -- basic......................................   41,899      41,578     34,224
Dilutive effect of Option Plans.............................    1,138          --      1,252
                                                              -------   ---------   --------
Common and potential common shares outstanding -- diluted...   43,037      41,578     35,476
                                                              =======   =========   ========
Basic net earnings per share before extraordinary charge....    $1.58      $(2.43)     $2.05
Diluted net earnings per share before extraordinary
  charge....................................................     1.54       (2.43)      1.98
Basic net earnings per share................................     1.58       (2.43)      1.55
Diluted net earnings per share..............................     1.54       (2.43)      1.49

NOTE 2 BUSINESS COMBINATIONS

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

NOTE 3 MANAGEMENT CONTRACTS FOR INDIAN-OWNED CASINOS

     The Company entered into contracts with the Mille Lacs Band for the management of two gaming facilities in Onamia and Hinckley, Minnesota, that expire on April 2, 1998, and May 15, 1999, respectively. The management contract for the gaming facility in Onamia will not be renewed. No decision has been made with respect to renewal of the management contract for the Hinckley facility.

     In addition, the Company holds a contract with the Tunica-Biloxi Tribe of Louisiana for a gaming facility in Marksville, Louisiana, that expires on June 3, 2001, and a management contract with the Coushatta Tribe

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS of Louisiana for a gaming facility in Kinder, Louisiana, that expires on January 16, 2002. See additional discussion in the Company's 1997 Annual Report on Form 10-K regarding the tribal-state compacts that authorize gaming activities by the Tunica-Biloxi Tribe of Louisiana and the Coushatta Tribe of Louisiana.

     The Company holds notes receivable at December 28, 1997, and December 29, 1996, from the Coushatta Tribe in the amounts of $22.7 million and $23.8 million, respectively, and from the Tunica-Biloxi Tribe in the amounts of $10.4 million and $12.6 million, respectively. The notes bear interest at a defined reference rate plus 1% (not to exceed 16%). The notes are expected to be fully paid off at the expiration of each respective management contract.

     The management contracts govern the relationship between the Company and the tribes with respect to the construction and management of the casinos. The construction or remodeling portion of the agreements commenced with the signing of the respective contracts and continued until the casinos opened for business; thereafter, the management portion of the respective management contracts continues for a period of seven years.

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

     The management contracts for the Tunica-Biloxi Tribe of Louisiana and the Coushatta Tribe of Louisiana have been approved by the Bureau of Indian Affairs
(BIA) and have a seven-year term. In October 1996, the Company entered into restated management contracts with the Mille Lacs Band for the two facilities in Onamia and Hinckley, Minnesota, which the Company believes restate the terms and conditions of the original management contracts consistent with National Indian Gaming Commission (NIGC) requirements.

     The restated management contracts for the Onamia and Hinckley, Minnesota, casinos have not been approved by the NIGC and the Company believes the NIGC will not approve the contracts prior to their expiration. While the Company believes that all of the management contracts meet all requirements of the Indian Gaming Regulatory Act of 1988 (IGRA), the BIA or the NIGC may attempt to reduce the terms or the management fees payable under the management contracts or require other changes to the contracts.

     The Mille Lacs Band has an option to purchase the Company's interest in the management contracts of the two facilities in Onamia and Hinckley, Minnesota. The purchase price is equal to the Company's share of distributable profits during the 12-month period preceding the date of purchase, multiplied by the years remaining under the initial term of the management contract (or portion thereof).

NOTE 4 PROPERTY AND EQUIPMENT -- NET

     Property and equipment consist of the following (in thousands):

                                                             1997        1996
                                                             ----        ----
Land and improvements, including land held for
  development...........................................  $  190,216   $176,569
Buildings and improvements..............................     554,871    446,459
Furniture and equipment.................................     171,355    140,643
Construction in progress................................     129,038    120,264
                                                          ----------   --------
                                                           1,045,480    883,935
Less accumulated depreciation and amortization..........    (104,458)   (62,108)
                                                          ----------   --------
Property and equipment -- net...........................  $  941,022   $821,827
                                                          ==========   ========

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Included in property and equipment at December 28, 1997, and December 29, 1996, are assets recorded under capital leases of $120.5 million and $92.2 million, respectively. Accumulated depreciation and amortization at December 28, 1997, and December 29, 1996, includes amounts recorded for capital leases of $12.9 million and $13.6 million, respectively.

NOTE 5 INCOME TAXES

     The provision for income taxes attributable to earnings before extraordinary loss on early retirement of debt for 1997, 1996, and 1995 consisted of the following (in thousands):

                                                      1997      1996      1995
                                                      ----      ----      ----
CURRENT:
  Federal..........................................  $19,278   $21,185   $33,744
  State............................................    2,146     3,336     3,330
                                                     -------   -------   -------
                                                      21,424    24,521    37,074
DEFERRED:..........................................   19,400    (6,775)    5,900
                                                     -------   -------   -------
                                                     $40,824   $17,746   $42,974
                                                     =======   =======   =======

     A reconciliation of the statutory federal income tax rate to the Company's actual rate based on earnings (loss) before income taxes for 1997, 1996, and 1995 is summarized as follows:

                                                        1997       1996        1995
                                                        ----       ----        ----
Statutory federal tax rate............................  35.0%      (35.0)%     35.0%
State income taxes -- net of federal income tax
  benefit.............................................   1.3         2.5        2.0
Valuation allowance on Stratosphere net operating loss
  carryforward and write-down of Stratosphere
  investment..........................................    --        49.8        2.0
Other -- net..........................................   1.8         4.0        (.1)
                                                        ----       -----       ----
                                                        38.1%       21.3%      38.9%
                                                        ====       =====       ====

     Examinations of the federal income tax returns filed for the period August 3, 1992 through January 1, 1995 are currently under review by the IRS appeals office. Examinations of the federal income tax returns filed for the periods January 2, 1995 through December 29, 1996 are currently in process. In the opinion of management, the resolution of any matters arising from the current examination will not have a material adverse effect on the Company's financial position or results of operations.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company's deferred income tax liabilities and assets are as follows (in thousands):

                                                                1997       1996
                                                                ----       ----
NONCURRENT DEFERRED TAXES:
  Tax depreciation in excess of book depreciation...........  $ 52,109   $ 29,115
  Financial reporting bases in excess of tax reporting bases
     of land acquired in GCA and GGC mergers................    40,600     40,600
  Net operating and capital losses related to Stratosphere
     investment and GGC.....................................   (54,000)   (54,000)
  Other temporary differences...............................     4,376      1,779
                                                              --------   --------
  Net noncurrent deferred taxes.............................    43,085     17,494
  Less: valuation allowance.................................    54,000     54,000
                                                              --------   --------
  Net noncurrent deferred taxes.............................  $ 97,085   $ 71,494
                                                              --------   --------
CURRENT DEFERRED TAXES:
  Preopening expenses-net of amortization...................  $  3,503   $  4,975
  Accruals, reserves, and other.............................     9,896      4,935
                                                              --------   --------
  Net current tax asset.....................................    13,399      9,910
                                                              --------   --------
  Net deferred tax liability................................  $ 83,686     61,584
                                                              ========   ========

     Management has determined that the deferred tax asset relative to net operating losses and investment write-down related to Stratosphere and net operating losses of GGC did not satisfy the recognition criteria set forth in Statement of Financial Accounting Standards No. 109. Accordingly, a valuation allowance was recorded for the applicable deferred tax assets. At December 28, 1997, the Company had net operating and capital loss carryforwards of approximately $154.3 million, which expire at various times through December 2011.

NOTE 6 LEASES AND CAPITAL LEASE OBLIGATIONS

     The Company has entered into various operating leases for land adjacent to its dockside casinos in Mississippi. The lease for land adjacent to the Company's Gulfport Casino is for the period from July 1, 1997, through June 30, 2002, and contains renewal options totaling 40 years. The Company is required to make annual rental payments of $800,000, subject to adjustment as defined, plus 5% of gross annual gaming revenues in excess of $25.0 million and 3% of all nongaming revenues.

     The lessor of the Gulfport Casino site has the right to cancel the lease at any time for reason of port expansion, in which case the lessor will be liable to the Company for the depreciated value of improvements and other structures placed on the leased premises (as defined).

     The lease for land adjacent to the Company's Biloxi Casino has an initial term of 99 years, and the Company is required to make annual rental payments of $2.5 million, subject to adjustment as defined. Percentage rent is also due equal to 5% of gross gaming revenues in excess of $50.0 million per year, plus 10% of net profits from certain other nongaming-related activities.

     The Company also entered into a 15-year lease for submerged land adjacent to the Biloxi Casino with an option to extend the lease for five years after the expiration of the initial 15-year term. The lease provides for annual rental payments of $405,000 during the first year of its term and annual increases of $73,750 for the next four years and subsequent rental payments as defined in the agreement.

     The land lease in connection with the operation of Grand Casino Tunica provides for annual rental payments of $2.5 million, subject to adjustment as defined. The term of the lease is, initially, for six years with nine six-year renewal options, for a total of 60 years.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On May 10, 1996, the Company completed a $120.0-million Capital Lease facility. The five-year facility, with varying interest rates ranging from 1.75% to 2.50% over the LIBO Rate, is being used for the continued development of the Company's Grand Casino Tunica project, located in northern Mississippi, just outside of Memphis, Tennessee.

     Approximately $90.0 million of the facility was used for furniture, fixtures, and equipment for the 340,000-square-foot casino complex. The balance of approximately $30.0 million was used to construct a 600-room hotel at Grand Casino Tunica. As of December 28, 1997, $97.4 million was the balance owing under the capital lease facility (See Note 7).

     On September 30, 1997, the Company closed on $100.0 million in bank financing. The five-year capital lease facility, with interest rates ranging from 1.75% to 2.50% over the LIBO Rate, will be used for the continued development of Grand Casino Tunica and Grand Casino Gulfport, as well as other general corporate purposes. As of December 28, 1997, no advances relating to this financing had been made.

     The terms of the Capital Lease facilities contain covenants relating to certain business, operational, and financing matters including, but not limited to, maintenance of certain financial ratios and limitations on additional debt and mergers. The Company was in compliance with all such covenants as of December 28, 1997.

     In addition to the aforementioned land leases, the Company leases certain other property and equipment under noncancelable operating leases. Future minimum lease payments, excluding contingent rentals, due under noncancelable operating and capital leases as of December 28, 1997, are as follows (in thousands):

                        FISCAL YEAR                           CAPITAL LEASES   OPERATING LEASES
                        -----------                           --------------   ----------------
1998........................................................     $ 99,430          $ 11,570
1999........................................................           --            11,405
2000........................................................           --            10,634
2001........................................................           --            10,396
2002........................................................           --            10,461
Thereafter..................................................           --           618,602
                                                                 --------          --------
Total minimum lease payments................................     $ 99,430
Less: amounts representing interest at 8.219%...............       (2,054)
                                                                 --------          --------
Present value of minimum capital lease payments.............     $ 97,376
Less: current installments..................................      (97,376)
                                                                 --------          --------
Obligations under capital leases-less current liabilities...     $     --
                                                                 ========          ========

     Rent expense, under noncancelable operating leases, exclusive of real estate taxes, insurance, and maintenance expense for 1997, 1996, and 1995 was approximately $19.8 million, $19.0 million, and $16.2 million, respectively. Percentage rental expense for 1997, 1996, and 1995 was $14.6 million, $12.8 million, and $11.3 million, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                  1997        1996
                                                                  ----        ----
First Mortgage Notes due December 1, 2003...................    $450,000    $450,000
Senior Unsecured Notes due October 16, 2004.................     115,000          --
Various notes payable in varying installments of principal
  and interest with interest from 9.0% to 10.75%, maturing
  through December 2002.....................................       4,943       9,103
                                                                --------    --------
                                                                 569,943     459,103
  Less current installments.................................      (3,509)     (4,101)
                                                                --------    --------
Long-term debt-less current installments....................    $566,434    $455,002
                                                                ========    ========

     On November 30, 1995, the Company completed its public offering of $450.0 million of 10.125% First Mortgage Notes due December 1, 2003, realizing net cash proceeds of approximately $434.5 million after underwriting and other related offering costs. The Company used $132.6 million of net proceeds to purchase $115.0 million aggregate principal amount of 12.5% First Mortgage Notes due on February 1, 2000 (including accrued interest of $4.8 million and $12.8 million related to a tender offer premium and expenses), and $25.3 million to retire all outstanding principal and interest due under a credit facility with First Interstate Bank of Nevada, N.A. (F.I.B. Note).

     Pursuant to early redemption of the 12.5% First Mortgage Notes due February 1, 2000, write-off of original issue discount on the First Mortgage Notes, and related deferred financing costs written off on the First Mortgage Notes and F.I.B. Note, the Company recognized an extraordinary after-tax loss of $17.1 million.

     The 10.125% First Mortgage Notes are secured by substantially all the assets of Grand Casino Biloxi and Grand Casino Gulfport, Grand Casino Tunica assets included in Phase 1 development (as defined in the loan documents), capital stock owned by the Company in Stratosphere, and certain existing Indian-owned notes receivable due the Company. The notes require semi-annual payments of interest only on June 1 and December 1 of each year, which commenced on June 1, 1996, until December 1, 2003, at which time the entire principal plus accrued interest is due and payable. The notes may be redeemed at the Company's option, in whole or in part, anytime after December 1, 1999, at a premium, declining ratably thereafter to par value on December 1, 2002.

     On October 14, 1997, the Company closed on a $115.0-million, 9.0%, seven-year, Senior Unsecured Note offering due 2004, realizing net cash proceeds of approximately $111.8 million after underwriting and other related offering costs. The proceeds from the offering are planned to be used to refinance the $120.0-million Capital Lease Facility (See Note 6). The notes require semi-annual payments of interest only on April 15 and October 15 of each year commencing April 15, 1998, until October 15, 2004, at which time the entire principal plus accrued interest is due and payable. The notes may be redeemed in whole or in part, anytime after October 15, 2001, at a premium, declining ratably thereafter to par value on October 15, 2003.

     The terms of the 10.125% First Mortgage Notes and the 9.0% Senior Unsecured Notes contain covenants relating to certain business, operational, and financing matters including, but not limited to, maintenance of certain financial ratios and limitations on additional debt, dividends, stock repurchases, disposition of assets, mergers, restricted payments (as defined), and similar transactions. The Company was in compliance with all such covenants as of December 28, 1997.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The future aggregate annual maturities of long-term debt at December 28, 1997, are as follows (in thousands):

                            YEAR                                 AMOUNT
                            ----                                 ------
1998........................................................    $  3,509
1999........................................................          56
2000........................................................          60
2001........................................................          66
2002........................................................          71
Thereafter..................................................     566,181
                                                                --------
                                                                $569,943

NOTE 8 STOCK OPTIONS

Stock Option and Compensation Plan

     The Company has a Stock Option and Compensation Plan and a Director Stock Option Plan whereby incentive and nonqualified stock options and other awards to acquire up to an aggregate of 6,451,500 shares of the Company's common stock may be granted to officers, directors, and employees.

     Information with respect to the stock option plans is summarized as follows:

                                                        NUMBER OF     COMMON SHARES
                                                         OPTIONS        AVAILABLE      OPTION PRICE RANGE
                                                       OUTSTANDING      FOR GRANT          PER SHARE
                                                       -----------    -------------    ------------------
Balance at January 1, 1995.........................     1,905,210         536,040        $  (3.03-12.25)
Additional shares authorized.......................            --       1,050,000                    --
Granted............................................       734,100        (734,100)          (9.50-27.33)
Assumed upon merger................................       221,234        (221,234)          (8.81-28.63)
Canceled...........................................        (4,759)          4,759          (12.25-27.33)
Exercised..........................................      (238,107)             --           (3.03-12.25)
                                                        ---------      ----------        --------------
Balance at December 31, 1995.......................     2,617,678         635,465           (3.03-28.63)
Additional shares authorized.......................            --       2,775,000                    --
Granted............................................     1,997,522      (1,997,522)        (14.75-32.125)
Canceled...........................................        (9,096)          9,096           (8.08-10.42)
Exercised..........................................      (411,827)             --           (3.03-15.10)
                                                        ---------      ----------        --------------
Balance at December 29, 1996.......................     4,194,277       1,422,039          (3.03-32.125)
Granted............................................     1,431,050      (1,431,050)          (9.25-15.63)
Canceled...........................................      (483,980)        483,980          (8.08-32.125)
Exercised..........................................      (170,421)             --           (3.03-11.00)
                                                        ---------      ----------        --------------
Balance at December 28, 1997.......................     4,970,926         474,969        $ (3.03-32.125)
                                                        =========      ==========        ==============
Exercisable at December 28, 1997...................     1,660,734
                                                        =========      ==========        ==============

     The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statement No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been as follows (in thousands):

                                                                          1997       1996       1995
                                                                          ----       ----       ----
Net earnings (loss):.........................  As reported               $66,191   $(100,969)  $53,008
                                               Pro forma                  57,862    (107,316)   51,533
Earnings (loss)
Per share:...................................  As reported-basic         $  1.58   $   (2.43)  $  1.55
                                               As reported-diluted          1.54       (2.43)     1.49
                                               Pro forma-basic              1.38       (2.58)     1.51
                                               Pro forma-diluted            1.34       (2.58)     1.45

     Statement No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, thus the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each award under the option plans is estimated on the date of grant using the Black Scholes option pricing model. The fair value of the options issued in 1997 range from $7.15 per share to $11.78 per share. The following assumptions were used to estimate the fair value of options:

                                                  1997          1996          1995
                                                  ----          ----          ----
Risk-free interest rate......................   6.04%-6.98%   5.68%-6.95%   5.96%-7.58%
Expected life................................      10 year       10 year       10 year
Expected volatility..........................    .563-.629     .528-.613     .625-.665
Expected dividend yield......................            0             0             0

NOTE 9 FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Notes Receivable

     The notes receivable are generally advances made to Indian tribes for the development of gaming properties managed by the Company. The repayment terms are specific to each tribe and are largely dependent upon the operating performance of each gaming property.

     The Company believes the costs and complexities of assembling the relevant facts and comparables needed to appraise the fair market values of these notes based on estimates of net present value of discounted cash flows or using other valuation techniques are excessive and the process exceedingly time consuming. It further believes that the determined results would not reasonably differ from the carrying values, which are believed to be reasonable estimates of fair market value based on past experience with similar receivables.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-term Debt and Capital Lease Obligations

     The fair value of the Company's long-term debt is estimated based on quoted market rates for the Notes. The fair value of capital lease obligations approximates the carrying amount based on the maturity and security of the related obligation.

     The estimated fair values of the Company's financial instruments are as follows:

                                                           1997                             1996
                                               -----------------------------    -----------------------------
                                               CARRYING AMOUNT    FAIR VALUE    CARRYING AMOUNT    FAIR VALUE
                                               ---------------    ----------    ---------------    ----------
Cash and cash equivalents..................       $243,602         $243,602        $157,530         $157,530
Accounts receivable........................         15,644           15,644          13,463           13,463
Notes receivable...........................         33,835           33,835          38,564           38,564
Securities available for sale..............         13,110           13,110          23,603           23,603
Accounts payable...........................         12,947           12,947          20,002           20,002
First Mortgage Notes.......................        450,000          482,625         450,000          455,063
Senior Unsecured Notes.....................        115,000          115,000              --               --
Other long-term debt.......................          4,943            4,943           9,103            9,103
Capital lease obligation...................         97,376           97,376          72,098           72,098

NOTE 10 CONCENTRATIONS OF CREDIT RISK

     The financial instruments that subject the Company to concentrations of credit risk consist principally of accounts and notes receivable.

     Notes receivable are concentrated in specific Indian and other legalized gaming regions. As of December 28, 1997, and December 29, 1996, accounts and notes receivable are as follows:

                                                                1997     1996
                                                                ----     ----
REGIONS:
  Louisiana (Indian)........................................     76.0%    86.9%
  Minnesota (Indian)........................................      5.6      2.9
  Mississippi (dockside)....................................     18.4     10.2
                                                                -----    -----
                                                                100.0%   100.0%

NOTE 11 EMPLOYEE RETIREMENT PLAN

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

     The Company matches employee contributions up to a maximum of 1% of participating employees' gross wages. Company contributions are vested over a period of five years. The 401(k) plan commenced on September 1, 1995. Company contributions for 1997, 1996, and 1995 were $0.5 million, $0.4 million, and $0.1 million, respectively.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 COMMITMENTS AND CONTINGENCIES

Stratosphere Corporation

     The Company owns approximately 41% of the common stock issued by Stratosphere Corporation ("Stratosphere"). Stratosphere and its wholly-owned operating subsidiary developed and operate the Stratosphere Tower, Hotel and Casino in Las Vegas, Nevada. In January 1997, Stratosphere and its wholly-owned operating subsidiary filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

     In October 1997, the Company announced that it had not been able to reach an agreement with holders of a significant portion of Stratosphere's First Mortgage Notes for a consensual reorganization of Stratosphere that would involve the Company's participation. The Company also announced that it had no intention of participating in any plan of reorganization for Stratosphere.

     In March 1995, in connection with Stratosphere's issuance of its First Mortgage Notes, the Company entered into a Standby Equity Commitment Agreement (the "Standby Equity Commitment") between Stratosphere and the Company. The Company agreed in the Standby Equity Commitment, subject to the terms and conditions stated in the Standby Equity Commitment, to purchase up to $20.0 million of additional equity in Stratosphere during each of the first three years Stratosphere is operating (as defined in the Standby Equity Commitment) to the extent Stratosphere's consolidated cash flow (as defined in the Standby Equity Commitment) during each of such years does not exceed $50.0 million.

     Based on provisions of the U.S. Bankruptcy Code that the Company contends apply to the Standby Equity Commitment, the Company has asserted that the enforceability of the Standby Equity Commitment is in question. Both the Official Committee of Noteholders in the Stratosphere Bankruptcy case (the "Official Committee") and the current trustee under the indenture pursuant to which Stratosphere issued its First Mortgage Notes (the "Trustee") claim that the Standby Equity Commitment is enforceable.

     The enforceability of the Standby Equity Commitment is the subject of litigation to which the Company is a party in (i) the Stratosphere Bankruptcy case (as a result of a motion brought by the Official Committee), and (ii) the
U. S. District Court for the District of Nevada (as a result of an action brought by the Trustee). On February 19, 1998, the Bankruptcy Court ruled that the Standby Equity Commitment is not enforceable in the Stratosphere bankruptcy proceeding as a matter of law. The Official Committee has stated that it intends to appeal the Bankruptcy Court's decision.

Loan Guaranty Agreements

     The Company has guaranteed two loan and security agreements entered into by the Tunica-Biloxi Tribe of Louisiana for $14.1 million for the purpose of financing casino equipment and for $16.5 million for the purpose of purchasing a hotel and additional casino equipment. The agreements extend through 1998 and 2000, respectively, and as of December 28, 1997, the amounts outstanding were $3.0 million and $12.7 million, respectively.

     The Company has also guaranteed loan and security agreements entered into by the Coushatta Tribe of Louisiana for $22.3 million for the purpose of financing casino equipment. The agreements are for three years and have various maturity dates through 1998, and as of December 28, 1997, the amounts outstanding were $3.7 million.

     In addition, on May 1, 1997, the Company entered into a guaranty agreement related to a loan agreement entered into by the Coushatta Tribe of Louisiana in the amount of $25.0 million, for the purpose of constructing a hotel and acquiring additional casino equipment. The guaranty will remain in effect until the loan is paid. The loan term is approximately five years. No advances had been made relating to this loan at December 28, 1997.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Litigation

     A description of litigation which, if determined adversely to the Company, could have a material adverse effect follows.

Stratosphere Securities Litigation

     The Company and certain persons who have been indemnified by the Company (including certain Company officers and directors) are, as of February 6, 1998, defendants in legal actions pending in the state court and in the federal court in Nevada. These actions arise out of the Company's involvement in the Stratosphere Tower, Casino and Hotel project (the "Stratosphere Project") in Las Vegas, Nevada.

     The plaintiffs in the actions who are current and/or former Stratosphere Corporation shareholders, seek to pursue the actions as class actions, and make various claims against the Company and the Company-related defendants, including securities fraud. The Company and the Company-related defendants have submitted a motion to dismiss the federal action. As of February 6, 1998, the motion has not been decided. The state court action has been stayed pending resolution of the federal court action.

     The Company intends to vigorously defend itself and the other Company-related defendants against the claims made in both the state and the federal action.

Grand Securities Litigation

     The Company and certain of the Company's current and former officers and directors are, as of February 6, 1998, defendants in a legal action pending in the federal court in Minnesota. This action arises out of the Company's involvement in the Stratosphere Project.

     The plaintiffs in the action who are current and/or former Company shareholders, seek to pursue the action as a class action, and make various claims against the Company and the other defendants, including securities fraud. The Company and the Company-related defendants submitted a motion to dismiss the plaintiff's claims. That motion was granted in part and denied in part. As of February 6, 1998, the plaintiffs and the Company and the other defendants are engaged in discovery in the action.

     The Company intends to vigorously defend itself and the other defendants against the claims that survived the Company's motion to dismiss.

Derivative Action

     Certain of the Company's officers and directors are, as of February 6, 1998, defendants in a legal action pending in the state court of Minnesota. This action arises out of the Company's involvement in the Stratosphere Project.

     The plaintiffs in the action who are current and/or former Company shareholders, seek to pursue the action against the defendants on behalf of the Company, and make various claims that the defendants failed to fulfill claimed duties to the Company. The Company is providing the defense for the defendants pursuant to the Company's indemnification obligations to the defendants.

     The Company's board of directors appointed an independent special litigation committee under Minnesota law to evaluate whether the Company should pursue the claims made by the plaintiffs. That committee has completed its evaluation and has recommended to the court that the plaintiffs' claims not be pursued.

     The defendants in the action have asked that the court dismiss the action based on the recommendation of the independent special litigation committee. As of February 6, 1998, that motion has not been decided.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company believes that the action should be dismissed under applicable Minnesota law.

Other Litigation

     The Company is involved in various other inquiries, administrative proceedings, and litigation relating to contracts and other matters arising in the normal course of business. While any proceeding or litigation has an element of uncertainty, management currently believes that the final outcome of these matters are not likely to have a material adverse effect upon the Company's consolidated financial position or its results of operations.

NOTE 13 SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                         FIRST       SECOND      THIRD       FOURTH
                                                        QUARTER     QUARTER     QUARTER     QUARTER
                                                        -------     -------     -------     -------
Net revenues........................................    $142,170    $150,837    $167,580    $146,834
Earnings from operations............................      30,863      38,956      44,618      23,222
Net earnings........................................      14,581      18,316      22,164      11,130
Earnings per share:
  Basic.............................................         .35         .44         .53         .27
  Diluted...........................................         .34         .43         .51         .26
STOCK PRICE:
  High..............................................      $14.38      $16.13      $17.19      $15.32
  Low...............................................        9.00        9.13       13.82       12.00

     Year ended December 29, 1996 (in thousands), except per share amounts:

                                                        FIRST       SECOND      THIRD       FOURTH
                                                       QUARTER     QUARTER     QUARTER      QUARTER
                                                       -------     -------     -------      -------
Net revenues.......................................    $103,836    $112,977    $146,725    $ 126,481
Earnings (loss) from operations....................      27,365      37,258      33,054         (269)
Net earnings (loss)................................      17,647      19,408       3,504     (141,528)
Earnings (loss) per share:
  Basic............................................         .43         .47         .08        (3.39)
  Diluted..........................................         .41         .45         .08        (3.39)
STOCK PRICE:
  High.............................................      $35.63      $35.75      $26.63       $17.88
  Low..............................................       23.00       25.38       13.50        12.00

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Grand Casinos, Inc.:

We have audited the accompanying consolidated balance sheets of Grand Casinos, Inc. (a Minnesota corporation) and Subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Casinos, Inc. and Subsidiaries as of December 28, 1997 and December 29, 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
February 6, 1998