Form 10-K405/A, Exhibit 13
period 1997-12-28
GRAND CASINOS INC
filed 1998-10-13
CIK 878321

                                                        EXHIBIT 13



FINANCIAL HIGHLIGHTS
Certain of the following information has been derived from the Company's consolidated financial statements.
------------------------------------------------------------------------------------------------------------
Dollars and shares (in thousands), except earnings per share date.
                                        1997         1996             1995          1994           1993
Total revenues
(owned & managed properties)         $1,094,949   $1,057,284       $  776,913    $  506,413     $  268,264

Net revenues                         $  607,421   $  490,019       $  372,872    $  285,774     $  117,032


Earnings from operations             $  137,659   $   93,508       $  116,315    $   51,859     $   29,328


Basic earnings (loss) per share
before extraordinary charge          $     1.58   $    (2.43)      $     2.05    $      .87     $      .71


Diluted earnings (loss) per share
before extraordinary charge          $     1.54   $    (2.43)(1)   $     1.98    $      .87     $      .71


Total assets                         $1,333,737   $1,122,816       $1,128,108    $  483,883     $  426,644

Long-term debt                       $  566,434   $  511,742       $  459,070    $  123,126     $  118,561

Shareholders' equity                 $  502,616   $  439,673       $  526,100    $  276,861     $  247,864

Shares outstanding at year-end       $   41,966   $   41,796       $   40,988    $   33,447     $   33,415


Casino space (square footage)(2)     $  594,450   $  561,186       $  421,000    $  321,000     $  165,000


                                  [BAR GRAPH]

======================================================
           Total Revenues          Net Revenues
        Dollars in thousands   Dollars in thousands

1993        $  268,264               $117,032
1994        $  506,413               $285,774
1995        $  776,913               $372,872
1996        $1,057,284               $490,019
1997        $1,094,949               $607,421
======================================================



1.  Earnings per share excluding the effect of Stratosphere are $1.14 per share.
2.  Includes managed and owned casinos.

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

  COSTS AND EXPENSES


     Costs and expenses during 1997 increased $73.2 million to $469.8 million. The increase is primarily attributable to increased costs and expenses for Grand Casino Tunica in the amount of $79.8 million, increased costs and expenses for the combined results of Grand Casino Biloxi and Grand Casino Gulfport in the amount of $11.1 million, and a decrease in corporate expenses in the amount of $13.8 million relating primarily to corporate reorganization, litigation costs and project write-downs during 1996.


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


     Selling, general, and administrative expenses in 1997 increased $22.8 million over 1996. The increase is comprised of an increase at Grand Casino Tunica in the amount of $38.9 million, a combined increase of $1.4 million at Grand Casino Biloxi and Grand Casino Gulfport, and a decrease of $17.2 million in corporate expenses. The increase at Grand Casino Tunica is primarily attributed to being open for all of 1997. The decrease in corporate expenses is a result of corporate reorganization expenses and project write-downs incurred in 1996.


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


     The 1996 net loss includes a charge related to the Company's investment in Stratosphere in the approximate amount of $149.4 million, or $3.59 per weighted average common shares outstanding. The additional decrease in net earnings is primarily related to amortization of preopening expenses in the amount of $11.6 million and charges for corporate reorganization and project write-downs of $13.6 million.


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

  COSTS AND EXPENSES


     Costs and expenses during 1996 increased $140.0 million to $396.5 million. The increase is primarily attributable to increased volume in business at the Company's Mississippi Gulf Coast properties in the amount of $44.6 million, costs and expenses related to the opening of Grand Casino Tunica in the approximate amount of $78.0 million (including preopening expense amortization of $11.6 million), and expenses related to corporate reorganization, litigation costs and project write-downs totalling $13.6 million during 1996 compared with none in 1995.


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


     Selling, general, and administrative expenses in 1996 increased $57.9 million over 1995. Included in selling, general, and administrative expenses for 1996 are expenses related to the opening of Grand Casino Tunica in the amount of $24.5 million, increases in marketing expenses in the amount of $8.4 million for Grand Casino Biloxi and Grand Casino Gulfport as a result of air charter and other programs, increases in indirect expenses for Grand Casino Biloxi and Grand Casino Gulfport in the amount of $9.9 million, and expenses in 1996 related to corporate reorganization and project write-downs of $13.6 million.


  OTHER

     Interest expense for 1996, net of capitalized interest, was $32.8 million, or an increase of $6.6 million from 1995. The increase is due primarily to the effect of interest expense relating to the Company's $450.0 million of First Mortgage Notes outstanding for the entire year and the advances under the Company's $120.0-million Capital Lease facility net of capitalized interest.


     Interest income increased by $1.1 million to $17.1 million for 1996, compared with $16.0 million for 1995. The increase is attributable to interest income earned on cash and cash equivalents the Company raised in the First Mortgage Note offering in November 1995 net of $6.2 million of interest income included in 1995 as a result of consolidating Stratosphere for the period January 2, 1995, to December 20, 1995. In addition, the Company incurred a one-time pretax write-down of its investment in Stratosphere and the Company's share of Stratosphere's losses during 1996 of $160.9 million.


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

     At December 28, 1997, the Company's long-term debt included 10.125% First Mortgage Notes due in 2003 in the amount of $450.0 million and 9% Senior Unsecured Notes in the amount of $115.0 million due in

]
2004. The First Mortgage Notes are redeemable on December 1, 1999, or thereafter based on a stated premium that declines ratably to par value. The Senior Unsecured Notes are redeemable on October 15, 2001, or thereafter based on a stated premium that declines ratably to par value.

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



     The Company owns approximately 41% of the common stock issued by Stratosphere. Stratosphere and its wholly-owned operating subsidiary developed and operate the Stratosphere Tower, Hotel and Casino in Las Vegas, Nevada. In January 1997, Stratosphere and its wholly-owned operating subsidiary filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

     In October 1997, the Company announced that it had not been able to reach an agreement with holders of a significant portion of Stratosphere's First Mortgage Notes for a consensual reorganization of Stratosphere that would involve the Company's participation. The Company also announced that it had no intention of participating in any plan of reorganization for Stratosphere.

     In March 1995, in connection with Statrosphere's issuance of its First Mortgage Notes, the Company entered into a Standby Equity Commitment Agreement (the "Standby Equity Commitment") between Stratosphere and the Company. The Company agreed in the Standby Equity Commitment, subject to the terms and conditions stated in the Standby Equity Commitment, to purchase up to $20.0 million of additional equity in Stratosphere during each of the first three years Stratosphere is operating (as defined in the Standby Equity Commitment) to the extent Stratosphere's consolidated cash flow (as defined in the Standby Equity Commitment) during each of such years does not exceed $50.0 million.


     Based on provisions of the U.S. Bankruptcy Code that the Company contends apply to the Standby Equity Commitment, the Company has asserted that the enforceability of the Standby Equity Commitment is in question. Both the Official Committee of Noteholders in the Stratosphere Bankruptcy case (the "Official Committee") and the current trustee under the Indenture pursuant to which Stratosphere issued its First Mortgage Notes ( the "Trustee") claim that the Standby Equity Commitment is enforceable.

     The enforceability of the Standby Equity Commitment is the subject of litigation to which the Company is a party in (i) the Stratosphere Bankruptcy case (as a result of a motion brought by the Official Committee), and (ii) the U.S. District Court for the District of Nevada (as a result of an action brought by the Trustee). On February 19, 1998, the Bankruptcy Court ruled that the Standby Equity Commitment is not enforceable in the Stratosphere bankruptcy proceeding as matter of law. The Official Committee has stated that it intends to appeal the Bankruptcy Court's decision.


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

                      CONSOLIDATED STATEMENTS OF EARNINGS

     YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996 AND DECEMBER 31, 1995
                     (IN THOUSANDS), EXCEPT PER SHARE DATA


                                                                1997       1996        1995
                                                                ----       ----        ----
REVENUES
     Casino.................................................  $462,756   $ 361,844   $270,683
     Hotel..................................................    35,242      25,017     10,908
     Food and beverage......................................    63,685      47,650     33,640
     Management fee income..................................    78,515      77,198     68,474
     Retail and other income................................    13,294      11,133      8,022
                                                              --------   ---------   --------
  Gross Revenues............................................   653,492     522,842    391,727
     Less: Promotional allowances...........................   (46,071)    (32,823)   (18,855)
                                                              --------   ---------   --------
NET REVENUES................................................   607,421     490,019    372,872
                                                              --------   ---------   --------
COSTS AND EXPENSES
     Casino.................................................   161,565     126,132     82,003
     Hotel..................................................     8,764       6,203      3,593
     Food and beverage......................................    33,122      26,436     19,486
     Other operating expenses...............................    12,709      11,971      8,394
     Depreciation and amortization..........................    49,491      45,538     23,899
     Lease expense..........................................    18,757      17,713     14,574
     Selling, general, and administrative...................   185,354     162,518    104,608
                                                              --------   ---------   --------
  Total Costs and Expenses..................................   469,762     396,511    256,557
                                                              --------   ---------   --------
EARNINGS FROM OPERATIONS....................................   137,659      93,508    116,315
                                                              --------   ---------   --------
OTHER INCOME (EXPENSE)
     Interest income........................................    13,430      17,055     15,984
     Interest expense.......................................   (42,847)    (32,767)   (26,187)
     Other..................................................    (1,227)        (96)     4,373
     Stratosphere write-downs...............................        --    (160,923)        --
                                                              --------   ---------   --------
  Total Other Expense -- Net................................   (30,644)   (176,731)    (5,830)
                                                              --------   ---------   --------
  Earnings (loss) before income taxes, minority interest and
     extraordinary charge...................................   107,015     (83,223)   110,485
  Provision for income taxes................................    40,824      17,746     42,974
                                                              --------   ---------   --------
  Earnings (loss) before minority interest and extraordinary
     charge.................................................    66,191    (100,969)    67,511
  Minority interest.........................................        --          --      2,594
                                                              --------   ---------   --------
  Earnings (loss) before extraordinary charge...............    66,191    (100,969)    70,105
  Extraordinary charge -- net of income taxes...............        --          --    (17,097)
NET EARNINGS (LOSS).........................................  $ 66,191   $(100,969)  $ 53,008
                                                              ========   =========   ========
Basic earnings (loss) per share -- before extraordinary
  charge....................................................     $1.58      $(2.43)     $2.05
Basic loss per share -- extraordinary charge................        --          --      (0.50)
                                                              --------   ---------   --------
BASIC EARNINGS (LOSS) PER SHARE.............................     $1.58      $(2.43)     $1.55
                                                              ========   =========   ========
Diluted earnings (loss) per share -- before extraordinary
  charge....................................................     $1.54      $(2.43)     $1.98
Diluted loss per share -- extraordinary charge..............        --          --      (0.49)
                                                              --------   ---------   --------
DILUTED EARNINGS (LOSS) PER SHARE...........................     $1.54      $(2.43)     $1.49
                                                              ========   =========   ========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING..................    41,899      41,578     34,224
                                                              ========   =========   ========
WEIGHTED AVERAGE COMMON AND DILUTED SHARES OUTSTANDING......    43,037      41,578     35,476
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

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

     YEARS ENDED DECEMBER 28, 1997, DECEMBER 29, 1996 AND DECEMBER 31, 1995
                                 (IN THOUSANDS)


                                                                1997        1996        1995
                                                                ----        ----        ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Earnings (loss) before extraordinary charge...............  $  66,191   $(100,969)  $  70,105
  Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities:
    Depreciation and amortization...........................     45,865      42,748      20,359
    Amortization of original issue discount and debt
      issuance costs........................................      3,626       2,790       6,035
    Gain on sale of investment..............................         --          --      (4,781)
    Project write-downs.....................................         --     160,923          --
    Deferred income taxes...................................     24,239      (6,775)      5,900
    Minority interest.......................................         --          --      (2,594)
    Changes in operating assets and liabilities:
      Current assets........................................     (3,430)     (9,113)     (2,594)
      Accounts payable......................................     (7,055)      1,281       8,258
      Accrued expenses......................................     (5,734)     30,516      13,382
                                                              ---------   ---------   ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................    123,702     121,401     114,070

                                                             ---------   ---------   ---------


CASH FLOWS FROM INVESTING ACTIVITIES
  Payments for property and equipment.......................   (162,751)   (308,537)   (185,964)
  Increase in notes receivable..............................     (1,797)         --     (28,530)
  Proceeds from repayment of notes receivable...............      7,618      15,981      18,381
  Investment in and notes receivable from unconsolidated
    affiliates..............................................       (339)    (60,244)    (13,319)
  Cash acquired upon mergers................................         --          --      14,642
  Decrease in cash due to deconsolidation of Stratosphere
    Corporation.............................................         --          --    (107,184)
  Sales (purchases) of securities available for sale........      4,045     (12,330)      3,881
  Decrease (increase) in cash and cash
    equivalents -- restricted and other.....................      5,309      (3,374)   (120,887)
  Costs paid related to mergers.............................         --          --      (3,134)
  Increase in other long-term assets........................    (14,807)    (11,823)       (275)
                                                              ---------   ---------   ---------
NET CASH USED IN INVESTING ACTIVITIES.......................   (162,722)   (380,327)   (422,389)
                                                              ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt..................    160,088      74,912     688,101
  Payments on long-term debt and capital lease
    obligations.............................................    (23,970)    (14,369)   (177,946)
  Increase in accounts payable -- construction..............         --          --      16,277
  Proceeds from issuance of common stock -- net.............      1,057      15,286       1,615
  Proceeds from Stratosphere Corporation warrants exercised
    and public offering.....................................         --          --     113,604
  Debt issuance costs and deferred financing costs..........     (6,774)     (4,421)    (28,357)
                                                              ---------   ---------   ---------
NET CASH PROVIDED BY FINANCING ACTIVITIES...................    130,401      71,408     613,294
                                                              ---------   ---------   ---------
Net increase (decrease) in cash and cash equivalents........     91,381    (187,518)    304,975
Cash and cash equivalents -- beginning of year..............    147,254     334,772      29,797
                                                              ---------   ---------   ---------
CASH AND CASH EQUIVALENTS -- END OF YEAR....................  $ 238,635   $ 147,254   $ 334,772
                                                              =========   =========   =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest (net of capitalized interest of $12,930,
      $16,065, and $19,480 in fiscal years 1997, 1996, and
      1995, respectively)...................................  $  55,446   $  31,310   $  19,113
    Income taxes............................................     27,627      17,042      29,792
  Noncash investing and financing activities:
    Notes issued in exchange for property and casino
      development costs.....................................         --          --       2,875
    Increase in noncash assets through stock issued for
      merger................................................         --          --     150,852
    Decrease in various accounts upon deconsolidating
      Stratosphere Corporation:
      Property and equipment................................         --          --    (163,691)
      Cash and cash equivalents -- restricted (other
         assets)............................................         --          --    (118,366)
      Other long-term assets................................         --          --     (28,611)
      Other liabilities.....................................         --          --     (40,631)
      Long-term debt........................................         --          --    (203,000)

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

Principles of Consolidation


     The consolidated financial statements include the accounts of Grand Casinos, Inc. and its wholly-owned and majority-owned subsidiaries. Investments in unconsolidated affiliates representing between 20% and 50% of voting interests are accounted for on the equity method except for the Company's investment in Stratosphere which has been accounted for under the cost method since the date Stratosphere filed for reorganization under Chapeter 11 of the United States Bankruptcy Code. All material intercompany balances and transactions have been eliminated in consolidation. The accompanying consolidated financial statements include the accounts of Stratosphere through December 20, 1995, the date on which the Company owned less than 50% of the voting interests of Stratosphere.



     The Company made total capital contributions to the Stratosphere project of approximately $107.6 million and has outstanding loan advances to Stratosphere of $50.0 million. The Company had written off or reserved for these investments and other related costs in the Stratosphere project as of December 29, 1996, in the amount of $160.9 million and included this amount in the Company's 1996 results on the accompanying Consolidated Statements of Earnings in project write-downs. The Company has not recorded any results of Stratosphere's operations in 1997.


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


     The Company holds notes receivable at December 28, 1997, and December 29, 1996, from the Coushatta Tribe in the amounts of $22.7 million and $23.8 million, respectively, and from the Tunica-Biloxi Tribe in the amounts of $10.4 million and $12.6 million, respectively. The notes bear interest at a defined reference rate plus 1% (not to exceed 16%). The notes are expected to be fully paid off at the expiration of each respective management contract. Management periodically evaluates the recoverability of such notes receivable based on the current and projected operating results of the underlying facility and historical collection experience. No impairment losses on such notes receivable have been recognized through December 28, 1997.


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

NOTE 13 SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                         FIRST       SECOND      THIRD       FOURTH
                                                        QUARTER     QUARTER     QUARTER     QUARTER
                                                        -------     -------     -------     -------
Net revenues........................................    $142,170    $150,837    $167,580    $146,834
Earnings from operations............................      30,863      38,956      44,618      23,222
Net earnings........................................      14,581      18,316      22,164      11,130
Earnings per share:
  Basic.............................................         .35         .44         .53         .27
  Diluted...........................................         .34         .43         .51         .26
STOCK PRICE:
  High..............................................      $14.38      $16.13      $17.19      $15.32
  Low...............................................        9.00        9.13       13.82       12.00

     Year ended December 29, 1996 (in thousands), except per share amounts:


                                                        FIRST       SECOND      THIRD       FOURTH
                                                       QUARTER     QUARTER     QUARTER      QUARTER
                                                       -------     -------     -------      -------
Net revenues.......................................    $103,836    $112,977    $146,725    $ 126,481
Earnings (loss) from operations....................      27,365      37,258      33,054       (4,169)
Net earnings (loss)................................      17,647      19,408       3,504     (141,528)
Earnings (loss) per share:
  Basic............................................         .43         .47         .08        (3.39)
  Diluted..........................................         .41         .45         .08        (3.39)
STOCK PRICE:
  High.............................................      $35.63      $35.75      $26.63       $17.88
  Low..............................................       23.00       25.38       13.50        12.00

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